                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                        _______________________________

                                  FORM 10-SB/A

                              AMENDMENT NO. 1 TO

                       GENERAL FORM FOR REGISTRATION OF
                     SECURITIES OF SMALL BUSINESS ISSUERS
                         UNDER SECTION 12(b) OR 12(g)

                          COMMISSION FILE NO. 0-25773

                         INFORMATION-HIGHWAY.COM, INC.
          (Name of small business issuer as specified in its charter)

            Florida                                    65-0154103
 (State or other jurisdiction of                    (I.R.S. Employer
  incorporation or organization)                 Identification Number)

                          185 - 10751 Shellbridge Way
                  Richmond, British Columbia V6X 2W8, Canada
 (Address, including postal code, of registrant's principal executive offices)

                                (604) 278-5996
                    (Telephone number including area code)


   Securities to be registered under Section 12(b) of the Exchange Act: None

               Securities to be registered under Section 12(g)
                       of the Exchange Act: Common Stock

________________________________________________________________________________

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                         INFORMATION-HIGHWAY.COM, INC.

                                  FORM 10-SB

                               TABLE OF CONTENTS


PART I                                                                                       Page
                                                                                             ----
Item 1.  Description of Business...........................................................    1

Item 2.  Management's Discussion and Analysis or Plan of Operations........................   12

Item 3.  Property..........................................................................   26

Item 4.  Security Ownership of Certain Beneficial Owners and Management....................   26

Item 5.  Directors, Executive Officers, Promoters and Control Persons of the Company.......   27

Item 6.  Executive Compensation............................................................   28

Item 7.  Certain Relationships and Related Transactions....................................   29

Item 8.  Description of Securities.........................................................   29

PART II

Item 1.  Market Price of and Dividends on the Company's Common Equity
         and Other Shareholder Matters.....................................................   30

Item 2.  Legal Proceedings.................................................................   30

Item 3.  Changes in and Disagreements with Accountants on Accounting
         and Financial Disclosure..........................................................   30

Item 4.  Recent Sales of Unregistered Securities...........................................   30

Item 5.  Indemnification of Directors and Officers.........................................   34

PART F/S

Index to Consolidated Financial Statements.................................................   35

PART III

Item 1.  Index to Exhibits.................................................................   36

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                                    PART I

Item 1.  Description of Business.


Information-Highway.com, Inc. (the "Company") serves as an Internet Service Provider (referred to as an "ISP" in the industry) for companies and individuals that need access to the Internet in exchange for a recurring fee. The Company has also developed and begun providing a compilation of Internet-based services and information catering to business professionals known collectively as the "Executive Site(TM)". The Company conducts its operations through the following three wholly-owned Canadian subsidiaries:

  .  YesIC, Communications, Inc., acquired in February 1997;
  . World Tel Internet (Toronto) Ltd., acquired in February 1997; and . Blue Crow Internet Company, Ltd., acquired in December 1996.

Information Highway, Inc., a Washington corporation, actually acquired these subsidiaries. Then, in February 1999, Information Highway, Inc. engaged in a reverse takeover of Florida Venture Fund, Inc., a Florida corporation. As a result of the reverse takeover, the shareholders of Information Highway, Inc. came to own approximately 95% of the outstanding shares of Florida Venture Fund, Inc. In connection with the reverse takeover, Florida Venture Fund, Inc. changed its name to Information-Highway.com, Inc.

Information-Highway.com, Inc. is now the ultimate parent company whose shares are traded on the OTC bulletin board (symbol: IHWY). Information-Highway.com, Inc.'s executive offices are located at 10751 Shellbridge Way, Suite 185, Richmond, British Columbia V6X 2W8, Canada, its telephone number is (604) 278-5996 and its facsimile number is (604) 278-3409.

     Business Development

The Company was incorporated in Florida in December 1988 as Florida Venture Fund, Inc. The Company had not conducted any business prior to February, 1999, when it engaged in a reverse takeover with Information Highway, Inc., a Washington corporation ("IHI"). IHI was formed in October 1996. IHI began to build the basis for the current business of the Company by undertaking the following acquisitions:

  .  YesIC, Communications, Inc., acquired in February 1997;
  . World Tel Internet (Toronto) Ltd., acquired in February 1997; and . Blue Crow Internet Company, Ltd., acquired in December 1996.

In a reverse takeover, the shareholders of an acquired company generally end up owning all or most of the resulting combined company. The reverse takeover of the Company by IHI was conducted pursuant to an Agreement and Plan of Reorganization entered into on February 17, 1999 and closed on February 23, 1999 between the Company, IHI and certain shareholders of IHI. The Company acquired 3,235,000 common shares of IHI (out of a total of 5,639,650 issued and outstanding common shares) in exchange for 3,235,000 common shares of the Company. It is the Company's intention to complete the exchange of shares of its common stock for the remaining and outstanding common shares of IHI on a one for one basis. As of August 31, 1999, 2,240,150 of the remaining 2,404,650 IHI shares had been exchanged for the same number of Company shares. In total, to August 31, 1999, approximately 97% of IHI shares had been exchanged. The Company has allotted 164,500

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shares in anticipation of the remaining shares being exchanged. As part of the
Agreement and Plan of Reorganization, the Company caused 1,659,833 of its 1,979,500 common shares that were issued and outstanding prior to the closing to be cancelled and assumed the obligations of IHI to issue common shares pursuant to warrants and stock options issued by IHI. IHI paid $100,000 to the controlling shareholder of the Company as a finder's fee and to effect the Agreement and Plan of Reorganization. In connection with the reverse takeover, the Company changed its name from Florida Venture Fund, Inc. to Information-Highway.com, Inc.

     Overview of Information-Highway.com's Business

The Company serves as an Internet Service Provider (referred to as an "ISP" in the industry) for companies and individuals that need access to the Internet in exchange for a recurring fee. The Company intends to provide ISP services to a steadily growing number of cities in North America as a "Virtual ISP". A Virtual ISP provides Internet access to its customers using the underlying telecommunications infrastructure of another company, such as a telephone company. The Virtual ISP business model should enable the Company to avoid purchasing and installing "backbone" communications equipment and infrastructure in each city where it plans to offer ISP services.

The Company's goal is to expand its ISP business throughout North America by negotiating access to Virtual ISP "backbone" facilities and then repackaging that access for sale to its customers and resellers (licensees). The Company has entered into agreements that permit it to market access to the Internet in the Northeast United States and 20 cities (some in the Northeast) across the United States, and in Canada. Toronto, Ontario is the first market in which the Company provided ISP services, beginning about four years ago.

The Company believes that Internet users will begin to base their selection of an ISP in part on the value-added services that their ISP provides. Through its "Executive Site(TM)" compilation of Internet-based services and information, the Company provides localized and portal content catering to business professionals. Through research, design, programming, co-branding, and licensing, the Company has compiled Internet services and content in its Executive Site that it believes are useful to companies, associations and professionals. Executive Site web pages are designed specifically for targeted user groups, and the Company believes they provide friendly, easy to navigate interfaces. The Company's basic Executive Site may be accessed through the Internet at www.theexecutive.com. Other Executive Sites are customized to the needs of specific Internet subscriber groups (whether by geographic location or entity affiliation) and have different Internet addresses.

References in this report to the "Executive Site" mean the basic Executive Site as well as all customized Executive Sites, unless the discussion refers specifically to basic or customized Executive Sites.

The Company plans to market the Executive Site throughout North America, starting with its Virtual ISP locations. It may also let other ISPs display customized Executive Sites in certain markets. The Company also offers its commercial clients the ability to market their products and services to Executive Site users through its newly developed Virtual Mall.

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The Company believes the Executive Site will be popular because most business professionals don't want to spend their own time searching the Internet for the information that they need. The Executive Site has assembled a functional business site to enable users to immediately find what they need. Executive Site users will be able to:
  .  monitor and research the stock market;
  .  plan and book their next business trip;
  .  check the local news and weather;
  .  participate in online forums;
  . carry out electronic transactions via e-commerce; and . find a suitable restaurant in their area.
The Company does not plan to charge a fee for access to the basic Executive Site. It plans to charge a design fee and a recurring user fee for Executive Sites that it customizes for companies or associations. It also plans to charge a monthly fee when it allows other ISPs to display a customized Executive Site. The Company expects to receive advertising and e-commerce commission revenues from the Executive Site.

     Industry Background - The Internet

The Internet is a global collection of thousands of interconnected computer networks that links computers around the world and enables commercial organizations, educational institutions, governmental agencies and individuals to communicate electronically, access and share information and conduct commerce. Unlike other public and private telecommunications networks that are managed by businesses, governmental agencies or other entities, the Internet is a cooperative interconnection of many such public and private networks. The networks that comprise the Internet are connected in a variety of ways, including the public-switched telephone network and dedicated high-speed leased lines. Open communications on the Internet are enabled by TCP/IP, the common Internet communications protocol, which enables communication across the Internet regardless of the hardware and software used.

Recent technological advances, combined with cultural changes and evolving business practices, have led to integration of the Internet into the activities of individuals and the operations and strategies of commercial organizations. Use of the Internet by individuals and relatively small businesses and other organizations has been accelerated by dramatic increases in cost-effective processing power and data storage capabilities in personal computers, as well as widespread availability of multimedia, fax/modem, and networking capabilities to the home computing market. According to CyberAtlas, the Computer Industry Almanac conducted a study that found that North America will remain the leading region for Internet users until at least 2005, projecting that it will grow from about 83 million Internet users at the end of 1998 to nearly 230 million by the end of 2005. By the end of the year 2000, the Computer Industry Almanac projects that Internet users in North America will number almost 149 million. The Computer Industry Almanac defines Internet users as adults with weekly usage in businesses and homes.

Much of the recent growth in Internet use by businesses and individuals has been driven by the emergence of a network of servers and information available on the worldwide web. The

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worldwide web, which is based on a client/server model and a set of standards for information access and navigation, can be accessed using software that allows non-technical users to exploit the capabilities of the Internet. The worldwide web enables users to find, retrieve and link information on the Internet easily and consistently. The development of worldwide web technology and associated easy-to-use software has made the Internet easier to navigate and more accessible to a larger number of users and for a broader range of applications.

Until recently, individuals could access the Internet only through an organization with a direct Internet connection, or through traditional online services employing closed, proprietary networks that allow Internet access only to limited Internet resources. With the growth and increasing commercialization of the Internet, a number of Internet Service Providers, or ISPs, including the Company, have emerged to provide direct access to individuals. Traditional online services also have begun to increase the scope and capacity of their access to the Internet. Access providers vary widely in geographic coverage, subscriber focus and levels of Internet access. For example, access providers may concentrate on certain types of subscribers (such as businesses or individuals) that differ substantially in the type of service and support required. Providers may also differ according to whether they provide direct or non-direct access to the Internet. Direct access through Internet protocol such as PPP (Point-to-Point Protocol) enable users to establish direct connections to other computers on the Internet, including worldwide web sites or computers operated by other users, and thereby have access to the full range of Internet resources. The Company, like most regional and national ISPs, offers direct Internet access.

     Principal Services

The Company currently derives the overwhelming majority of its revenues (approximately 98%) from its ISP business. Over the past 18 months, the Company has devoted significant resources to developing its "Executive Site(TM)" web sites, which provide localized and portal content catering to business professionals. The Company believes that the Executive Site will ultimately produce significant revenues, as well as complement the Company's ISP services by functioning as an Internet access gateway.

Key strategic developments to date have included equipment, software and robust network infrastructure acquisitions, acquisitions of licenses for web content, research and development and marketing plan development. The Company possesses what management considers to be the latest in high-end computer management systems. Hardware systems have been installed, tested, and are operating with comprehensive redundancy and contingency plans (although the Company cannot guarantee that it would maintain service in the face of every kind of natural disaster or man-made disruption). The Company has the capacity to increase hardware storage capabilities due to the modular nature of its equipment and without system downtime.

          ISP Services

The Company serves as an ISP for companies and individuals that need access to the Internet in exchange for a recurring fee. The Company began as a local ISP in Toronto and Vancouver, purchasing and installing the "backbone" communications equipment and infrastructure necessary to be a stand-alone ISP. The Company's costs of providing ISP services have historically included equipment installation and ongoing service and maintenance charges. The Company intends to provide ISP services to a steadily growing

                                       4
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number of cities in North America as a Virtual ISP by providing Internet access to its customers using the underlying telecommunications infrastructure of other companies, such as telephone companies. The Virtual ISP business model should enable the Company to avoid purchasing hardware and installing "backbone" communications equipment and infrastructure in each city where it plans to offer ISP services. As the Company introduces its Virtual ISP presence in additional cities, each city will represent an increased lease charge under the Company's agreements with Internet access providers due to the need to add bandwidth to accommodate the customer base in the new market. As the Company expands its presence in a particular market, it will require additional increases in bandwidth depending on data transmission volumes.

The Company's goal is to expand its ISP business throughout North America by negotiating access to the telecommunications "backbone" facilities of Internet access providers and then repackaging that access for sale to its customers and resellers (licensees). The Company has entered into agreements that permit it to market access to the Internet in the Northeast United States and 20 cities (some in the Northeast) across the United States, and in Canada. In September 1999 the Company entered into an agreement with Bell Atlantic that lets the Company provide Internet access in the Northeast United States on high-speed Digital Subscriber Lines ("DSLs"). The agreement has a three-year term and is subject to renewal annually thereafter. Under the agreement, the Company pays fees to Bell Atlantic monthly based on bandwidth used and Bell Atlantic's then-current price schedule. In March 1999 the Company entered into an agreement with Level 3 Communications that lets the Company provide Internet access in 20 cities across the United States using their fiber-optic backbone (a phone line). The agreement does not have a specific term and is on a month-to-month basis. Under the agreement, the Company pays fees to Level 3 Communications based on a per-port fee (each port provides capacity for a certain volume of data transmission). In November 1998 the Company entered into an agreement with MetroNet Communications, recently acquired by AT&T, which permits the Company to use their Canadian network of high-speed, fiber-optic ATM links. The agreement has a five-year term and no stated renewal clause. Under the agreement, the Company pays fees to MetroNet Communications based on a per-port fee. The Company will continue to pursue agreements with additional Internet access providers based on the markets the Company seeks to serve and the acceptability of the terms offered by Internet access providers serving those markets. The Company must develop and maintain its relationships with owners of telecommunications networks in order to implement its "Virtual ISP" business model and facilitate broad market acceptance of its services and enhance its sales.

The Company selects certain target markets in which it will offer its services and commit corresponding resources for marketing and infrastructure. The Company bases its target market assessment on two years of research and development through its involvement in the Internet industry. Because the Company does not have a universal presence on the Internet as an ISP, its ability to achieve market penetration in the target markets it selects to serve has a significant effect on the Company's ability to maintain and increase its revenues. As of August 31, 1999, the Company had approximately 23,000 ISP customers.

Maintaining market penetration successes by minimizing customer turnover also has a significant effect on the Company's ability to maintain and increase its revenues. The Company believes it has had a very satisfactory overall rate of customer turnover. During the past two years, approximately 2,500 ISP customers stopped using the Company as their ISP. The bulk of this turnover occurred in a six-month period of time from November 1998 to May 1999, when the Company had some technical difficulties rolling out new MetroNet leased lines. During this period, a higher percentage of customers than usual, approximately two percent of existing customers per month, terminated service, due principally to slow transmission speeds and inadvertent disconnection of transmissions. The Company has worked with MetroNet to correct these problems, and its turnover rate since May 1999 is now back below the industry standard of one percent of existing customers per month. The Company expects customer turnover to increase in the future as competition intensifies. The Company expects that service quality (i.e., data transmission speed and periods of down time) and

                                       5
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price will be the major factors that influence ISP customers to switch their
ISP. The Company believes that the availability of customized Executive Sites (and other such similar Internet link compilations targeted to specific user groups) with their value-added services will increasingly become another factor that ISP customers will consider in their assessment of service quality. See "Principal Services--The Executive Site".

The Company currently has a significant market presence (more than 20,000 ISP customers) in Toronto. In addition, the Company has begun to provide ISP services in Vancouver and Calgary as a Virtual ISP. Within the next six months, the Company plans to begin offering ISP services in Seattle, Washington, D.C., Dallas, Houston, Philadelphia, San Francisco, Miami, New York and Los Angeles. The Company will add additional cities to its service area as it assesses the market opportunities and the terms available from Internet access providers.

          The Executive Site

The Company believes that Internet users will begin to base their selection of an ISP in part on the value-added services that their ISP provides. Through its "Executive Site" compilation of Internet-based services and information, the Company plans to provide localized and portal content catering to business professionals. Through research, design, programming, co-branding, and licensing, the Company has compiled Internet services and content in its Executive Site that it believes are useful to companies, associations and professionals. Executive Site web pages are designed specifically for targeted user groups, and the Company believes they provide friendly, easy to navigate interfaces. The Company's basic Executive Site may be accessed through the Internet at www.theexecutive.com. Other Executive Sites are customized to the needs of specific Internet subscriber groups (whether by geographic location or entity affiliation) and have different Internet addresses.

The Company plans to market the Executive Site throughout North America, starting with its Virtual ISP locations. It may also let other ISPs display customized Executive Sites in certain markets. The Company also offers its commercial clients the ability to market their products and services to Executive Site users through its newly developed Virtual Mall.

The Company believes the Executive Site(TM) will be popular because most business professionals don't want to spend their own time searching the Internet for the information that they need. The Executive Site(TM) has assembled a functional business site to enable users to immediately find what they need. Executive Site(TM) users will be able to:

   .  monitor and research the stock market;
   .  plan and book their next business trip;
   .  check the local news and weather;
   .  participate in online forums;
   . carry out electronic transactions via e-commerce; and . find a suitable restaurant in their area.

The Company does not plan to charge a fee for access to the basic Executive Site(TM). It plans to charge a design fee and a recurring user fee for Executive Sites(TM) that it customizes for companies or associations. It also plans to charge a monthly fee when it allows other ISPs to display a customized Executive Site. The Company expects to receive advertising and e-commerce commission revenues from the Executive Site(TM).

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The Executive Site has two main purposes.  One important purpose of the
Executive Site is to complement the Company's ISP business. Thus far the industry has focused on providing high speed access to the Internet and has largely neglected the content development market. The greatest difficulty in content development is encouraging people to pay for the information they need. Some companies have attempted to charge for information. However, information can always be found free on the Internet. While people will not pay for raw information, the Company believes that when information and services are properly bundled, ISP customers will find value in convenience, organization, relevance, and meaningful communication. Internet content is now aimed at broad target markets doing little to customize information to users needs. The Executive Site aims to provide content customized to the needs of specific interest groups, companies, and associations.

Although anyone with Internet access will be able to visit the basic Executive Site or the customized regional sites maintained by the Company, only the Company's (or one of its ISP licensee's) ISP customers will be able to access certain value-added services available on the Executive Site. For example, the Company currently offers its ISP customers e-mail without any additional charge and plans to offer 100 minutes of voice-over Internet Protocol ("IP") phone service without any additional charge. Anybody accessing an Executive Site who is not an ISP customer of the Company (or one of its ISP licensees) cannot access these value-added services without any additional charge. The Company believes that by providing these value-added services, along with the other useful services and content conveniently located at the Executive Site, it will have a competitive advantage in attracting and retaining ISP customers.

The Executive Site's second main purpose is to be a profit center. The Company believes that the Executive Site will ultimately become a profit center in its own right. The Company believes it can generate non-ISP revenues by providing information organized and packaged for consumers and businesses. While people will not pay for raw information, the Company believes that when information and services are properly bundled, two distinct revenue streams are available. One revenue stream will be available from licensees that would like to customize an Executive Site for their own targeted user group. Such licensees would include other ISPs, companies and associations. The Company believes that they will pay for the convenience, organization, relevance, and meaningful communication provided by the pre-packaged Executive Site information and services, and the tools required to organize and maintain them. A second distinct revenue stream will be available by virtue of Internet users (whether they are ISP customers of the Company and its licensees or of other unrelated ISPs) visiting the Executive Site and accessing its information and services. This revenue stream would include advertising and e-commerce commission revenues. The Executive Site is a new concept and, while the Company has high hopes for its ultimate success, has yet to provide material revenues to the Company.

The Company has committed significant resources to the development of the Executive Site, and it intends to continue to commit significant resources to its development and maintenance. Through research, design, programming, co-branding, and licensing, the Company compiles a collection of the most compelling and functional Internet services. These services are then synthesized into a single web interface. Finally, this web interface is customized to function as a dedicated service for dial-up communities, interest groups, associations, and companies, who in turn sell access to the service to their members, associates, or employees. In other words, the Executive Site compiles

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some of the Internet's best stock quote systems, travel reservation systems, shopping networks, and chat technologies, and then adds information and directories unique to any given group or organization. In some cases, its networks may even form the backbone of a corporate Intranet. Because of the modular nature of the Executive Site's information and service components, the Company can offer businesses and associations the components that they want as the basis of their customized intranets or executive sites. An initial development and licensing fee, together with monthly user fees, will be charged for the development of a customized Executive Site. The modular nature of the Executive Site's information and service components will also facilitate establishing local customized Executive Sites in those markets where the Company or one of its licensees seeks to establish or maintain an ISP presence. When the Company licenses information and service components, the licensee then has the ability to control access to the website on which it displays the components.

The Company has begun making the Executive Site, with its value-added services, available to its own ISP customers, and a print and Internet advertising campaign is currently underway to attract Internet users (prospective new ISP customers) to the Executive Site. The Company also has succeeded in attracting some business advertising, and it intends to seek additional advertising customers. The Company has also introduced its Virtual Mall. The Virtual Mall provides links to web pages where Internet users can view merchandise and make purchases using their credit cards. The Company either receives a commission from the vendor when an Internet user makes a purchase after entering a web page through the Virtual Mall or it receives rent from the vendor for providing a link to the vendor's web page from the Virtual Mall.

The Company also has begun licensing Executive Site information and service components to third parties that want to display their own webpages. In March 1999, the Company licensed its Executive Site portal to MediaComm Broadcasting Systems, an ISP in Englewood, Colorado. The Company developed a private-labeled version of the Executive Site for MediaComm's Internet access customers in the Denver, Colorado area at http://denver.theexecutive.com. MediaComm paid an initial set up fee and pays a monthly user fee. MediaComm also shares advertising and e-commerce revenues generated on the site's pages with the Company. In April 1999, the Company licensed its Executive Site portal to InfoABC S.A., an ISP in Mexico City, Mexico. The Company developed a private-labeled version of the Executive Site for InfoABC's Internet access customers in the Mexico City area. InfoABC paid an initial set up fee and pays a monthly user fee. InfoABC also shares advertising and e-commerce revenues generated on the site's pages with the Company. As of August 31, 1999, the Company had licensed Executive Site components to three ISPs, but not yet to any companies, associations or interest groups. The Company believes that it will enter into a number of license agreements with other ISPs, companies and associations during the coming year.

The Executive Site is still in its early phases. It does not yet provide a material portion of the Company's revenues. The Company believes that in the future the non-ISP revenues provided by the Executive Site will increase both in terms of absolute dollars and as a percentage of total revenues.

The Company constantly assesses the content of the Executive Site, adding, deleting or substituting information or services when warranted. Currently the major components of the Executive Site include:
     Demon Systems's stock quote and research system;

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     Internet Travel Network's travel reservation system;
     WeatherLabs, Inc.'s weather information;
     Ichat Rooms's chat room system;
     the Company's Virtual Mall;
     Furle/Powertrader's business directory;
Some of this content is actually resident on the Company's web pages, and some of it is accessed by links to other web sites. Compensation arrangements with content providers are generally based on the number of Internet users that access a particular item of content (known in the industry as "hits"). With respect to advertising revenues derived from banner advertisements placed on various web pages, the Company generally shares revenue with the content provider for the web page. In addition, the Company entered into a two year licensing and multicasting agreement with broadcast.com. The Company will sell broadcast.com services to associations, local ISP's, Executive Site users, local dial-up, and national virtual ISP customers. Services will include audio and video hosting, and live event broadcasting (multicasting) including multimedia presentations, trade shows and conferences. The Company will receive a percentage of revenues generated by these services for a period of two years and will have the option to renew this contract annually.

These components represent only a small sample of planned future content. The Company anticipates entering into similar agreements in the future to fully develop and expand the content in the Executive Site. New content suppliers are constantly being identified for existing and potential Executive Sites. Additional content will also be developed by associations and companies themselves.

     Competitive Conditions

The market for Internet products, services and advertising is new, rapidly evolving and intensely competitive. The Company currently or potentially competes with many other ISPs, providers of Web directories, search and information services, as well as traditional media, for consumer attention and advertising expenditures. The Company expects competition to intensify in the future. Barriers to entry may not be significant, and current and new competitors may be able to provide ISP services and to launch new Web sites at a relatively low cost. Accordingly, the Company believes that its success will depend heavily upon achieving significant market acceptance before its competitors and potential competitors introduce competing services.

The Company competes with other ISPs for ISP customers. Although some affirmative effort is required to change ISPs, there are no significant barriers to ISP customers changing their ISP in response to service quality or price considerations. The Company competes with online services and other Web sites, as well as traditional offline media such as television, radio and print, for a share of advertisers' total advertising budgets. The number of companies offering e-commerce outlets and selling Web-based advertising, and the available inventory of related space on webpages, has recently increased substantially. Accordingly, the Company may face pricing pressure on its e-commerce commissions and for the sale of advertisements.

Many of the Company's competitors, as well as potential entrants into its markets, have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than the Company. Many of these current and potential competitors can devote substantially greater resources to promotion and Web site and systems development than the Company. In addition, as the use of the Internet and other online services increases, larger, well-established and well-financed entities may continue to acquire, invest in or form joint ventures with ISPs, providers of Web directories, search and information

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services or advertising solutions, and existing ISPs, providers of Web directories, search and information services or advertising solutions may continue to consolidate. In addition, providers of Internet browsers and other Internet products and services who are affiliated with ISPs or providers of web directories and information services in competition with the Company's Executive Site web site may more tightly integrate these affiliated offerings into their browsers or other products or services. Any of these trends would increase the competition the Company faces.

     Governmental Regulation

The laws and regulations applicable to the Internet and the Company's services are evolving and unclear and could damage the Company's business. There are currently few laws or regulations directly applicable to access to, or commerce on, the Internet. Due to the increasing popularity and use of the Internet, it is possible that laws and regulations may be adopted, covering issues such as user privacy, defamation, pricing, taxation, content regulation, quality of products and services, and intellectual property ownership and infringement. Such legislation could expose the Company to substantial liability as well as dampen the growth in use of the Internet, decrease the acceptance of the Internet as a communications and commercial medium, or require the Company to incur significant expenses in complying with any new regulations. The European Union has recently adopted privacy and copyright directives that may impose additional burdens and costs on international operations. In addition, several telecommunications carriers, including America's Carriers' Telecommunications Association, are seeking to have telecommunications over the Internet regulated by the Federal Communications Commission, or FCC, in the same manner as other telecommunications services. Because the growing popularity and use of the Internet has burdened the existing telecommunications infrastructure and many areas with high Internet usage have begun to experience interruptions in phone services, local telephone carriers, such as Pacific Bell, have petitioned the FCC to regulate the Internet and to impose access fees. Increased regulation or the imposition of access fees could substantially increase the costs of communicating on the Internet, potentially decreasing the demand for the Company's services. A number of proposals have been made at the federal, state and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of electronic commerce and could adversely affect the Company. Also, Congress recently passed (and the President has signed into law) the Digital Millenium Copyright Act, which is intended to reduce the liability of online service providers for listing or linking to third-party Web sites that include materials that infringe copyrights. Congress also recently passed (and the President has signed into law) the Children's Online Protection Act and the Children's Online Privacy Act, which will restrict the distribution of certain materials deemed harmful to children and impose additional restrictions on the ability of online services to collect user information from minors. Further, Congress recently passed (and the President has signed into law) the Protection of Children from Sexual Predators Act, which mandates that electronic communication service providers report facts or circumstances from which a violation of child pornography laws is apparent. The Company cannot currently predict the effect, if any, that this legislation will have on its business. There can be no assurance that this legislation will not impose significant additional costs on the Company's business or subject it to additional liabilities. Moreover, the applicability to the Internet of existing laws governing issues such as property ownership, copyright, defamation, obscenity and personal privacy is uncertain. The Company may be subject to claims that its services violate such laws. Any new legislation or regulation in the

United States or abroad or the application of existing laws and regulations to the Internet could damage the Company's business.

Due to the global nature of the Internet, it is possible that the governments of other states and foreign countries might attempt to regulate its transmissions or prosecute the Company for violations of their laws. The Company might unintentionally violate such laws. Such laws may be modified, or new laws may be enacted, in the future. Any such development could damage the Company's business.

     Other Information

The Company's ability to successfully offer products and services and implement its business plan in a rapidly evolving market requires an effective planning and management process. The Company has increased, and plans to continue to increase, the scope of its operations. Its headcount has grown and will continue to grow substantially. At May 31, 1999, the Company had a total of 21 employees. It will need to expand its infrastructure, which will include hiring certain key employees, including without limitation, key employees in marketing and technology development. Hiring such employees has historically been difficult.

Product development expenses increased by $11,000 to $156,000 as compared to $145,000 in the previous year, an increase of 8%. The major component of product development expenses was; salaries and consulting fees of $117,000, rent and telephone of $25,000, and amortization of capital assets used directly in product development activities of $13,000. Related expenses incurred in the previous year were comparatively similar as incurred in fiscal 1999.

The Company does not believe that environmental laws have or will have a significant effect on its business.

In their report on the Company's financial statements, the Company's auditors have expressed doubt about the Company's ability to continue in business as a going concern. The Company will need additional funds to continue in business and to implement its business plan as proposed, which it may not be able to obtain. Equity or debt financing may not be available to the Company on terms acceptable to the Company, or at all.

The Company has undertaken steps to address Year 2000 Issues. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Issues".

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.


This Form 10-SB contains forward-looking statements. The words, "anticipate", "believe", expect", "plan", "intend", "estimate", "project", "could", "may", "foresee", and similar expressions are intended to identify forward-looking statements. The following discussion and analysis should be read in conjunction with the Company's Financial Statements and Notes thereto and other financial information included elsewhere in this Form 10-SB which contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Form 10-SB.

     Overview

The Company serves as an Internet Service Provider (referred to as an "ISP" in the industry) for companies and individuals that need access to the Internet in exchange for a recurring fee. The Company intends to provide ISP services to a steadily growing number of cities in North America as a "Virtual ISP". A Virtual ISP provides Internet access to its customers using the underlying telecommunications infrastructure of another company, such as a telephone company. The Virtual ISP business model should enable the Company to avoid purchasing and installing "backbone" communications equipment and infrastructure in each city where it plans to offer ISP services.

The Company's goal is to expand its ISP business throughout North America by negotiating access to Virtual ISP "backbone" facilities and then repackaging that access for sale to its customers and resellers (licensees). The Company has entered into agreements that permit it to market access to the Internet in the Northeast United States and 20 cities (some in the Northeast) across the United States, and in Canada. Toronto, Ontario is the first market in which the Company provided ISP services, beginning about four years ago.

The Company believes that Internet users will begin to base their selection of an ISP in part on the value-added services that their ISP provides. Through its "Executive Site(TM)" compilation of Internet-based services and information, the Company provides localized and portal content catering to business professionals. Through research, design, programming, co-branding, and licensing, the Company has compiled Internet services and content in its Executive Site that it believes are useful to companies, associations and professionals. Executive Site web pages are designed specifically for targeted user groups, and the Company believes they provide friendly, easy to navigate interfaces. The Company's basic Executive Site may be accessed through the Internet at www.theexecutive.com. Other Executive Sites are customized to the needs of specific Internet subscriber groups (whether by geographic location or entity affiliation) and have different Internet addresses.

References in this Form 10-SB to the "Executive Site" mean the basic Executive Site as well as all customized Executive Sites, unless the discussion refers specifically to basic or customized Executive Sites.

The Company plans to market the Executive Site throughout North America, starting with its Virtual ISP locations. It may also let other ISPs display customized Executive Sites in certain markets. The Company also offers its commercial clients the ability to market their products and services to Executive Site users through its newly developed Virtual Mall.

The Company believes the Executive Site will be popular because most business professionals don't want to spend their own time searching the Internet for the information that they need. The Executive Site has assembled a functional business site to enable users to immediately find what they need. Executive Site users will be able to:
  .  monitor and research the stock market;
  .  plan and book their next business trip;
  .  check the local news and weather;
  .  participate in online forums;
  . carry out electronic transactions via e-commerce; and . find a suitable restaurant in their area.
The Company does not plan to charge a fee for access to the basic Executive Site. It plans to charge a design fee and a recurring user fee for Executive Sites that it customizes for companies or associations. It also plans to charge a monthly fee when it allows other ISPs to display a customized Executive Site. The Company expects to receive advertising and e-commerce commission revenues from the Executive Site.

The Company conducts its operations through the following three wholly-owned Canadian subsidiaries:

  .  YesIC, Communications, Inc., acquired in February 1997;
  . World Tel, Internet (Toronto) Ltd., acquired in February 1997; and . Blue Crow Internet Company, Ltd., acquired in December 1996.

Information Highway, Inc. ("IHI"), a Washington corporation, actually acquired these subsidiaries. Then, in February 1999, IHI engaged in a reverse takeover of Florida Venture Fund, Inc., a Florida corporation. As a result of the reverse takeover, the shareholders of IHI came to own approximately 95% of the outstanding shares of Florida Venture Fund, Inc. In connection with the reverse takeover, Florida Venture Fund, Inc. changed its name to Information-Highway.com, Inc. and is now the ultimate parent company whose shares are traded on the OTC bulletin board (symbol: IHWY).

     Effect of Reorganization

The reverse takeover was conducted pursuant to an Agreement and Plan of Reorganization entered into on February 17, 1999 and completed on February 23, 1999 between the Company, IHI and certain shareholders of IHI. The Company acquired 3,235,000 common shares of IHI out of a total of 5,639,650 issued and outstanding common shares in exchange for 3,235,000 common shares of the Company. It is the Company's intention to complete the exchange of shares of its common stock for the remaining and outstanding common shares of IHI on a one for one basis. As of August 31, 1999, 2,240,150 of the remaining 2,404,650 IHI shares had been exchanged for the same number of Company shares. In total, to August 31, 1999, approximately 97% of IHI shares had been exchanged. The Company has allotted 164,500 shares in anticipation of the remaining shares being exchanged. As part of the Agreement and Plan of Reorganization the Company caused 1,659,833 of its 1,979,500 common shares that were issued and outstanding prior to the closing to be cancelled and assumed the obligations of IHI to issue common shares pursuant to warrants and stock options issued by IHI. IHI paid $100,000 to the controlling shareholder of the Company as a finder's fee and to effect the Agreement and Plan of Reorganization.

For accounting purposes the acquirer is IHI as approximately 95% of the issued and outstanding common shares of the Company are owned by the shareholders of IHI and the entire Board of Directors of the Company is now comprised of the entire Board of Directors of IHI. As IHI is the legal subsidiary of the Company the nature of the business combination is a reverse takeover whereby the control of the assets and the business of the Company is acquired by IHI and the consolidated financial statements are issued under the name of the Company but is a continuation of IHI and not the Company. The legal capital structure remains that of the Company but the shareholders' equity of IHI has replaced the shareholders' equity of the Company. Similarly, the Company's income statements and statements of cash flows represent a continuation of IHI's consolidated financial statements.

The accounting treatment of the reverse takeover takes into account $100,000 of consideration that was paid to shareholders of the Company. The $100,000 payment to the controlling shareholder of FVFI has been treated, for accounting purposes, as a reduction of additional paid in capital and not as goodwill as the nature of the transaction was for IHI to obtain a listing on the OTC Bulletin Board by way of reverse takeover. The cost is associated with publicly listing shares and not with any business associated with FVFI. FVFI had not conducted any business prior to the reverse takeover.

     Factors Affecting Ongoing Operations

Prior to acquiring IHI, the Company had not conducted any business since inception in 1988. The following discussion will relate to the Company as if the reverse takeover had taken place as of the earliest date of the consolidated financial statements presented.

Although planned principal activities have started producing significant revenues, in its effort to rapidly expand infrastructure and network services and develop the Executive Site(TM), the Company has suffered net losses for the years ended May 31, 1999, 1998 and 1997 of $949,000, $557,000 and $151,000,
respectively. At May 31, 1999, its accumulated deficit was $1.7 million and its working capital deficit was $314,000. The Company expects to incur substantial operating losses, net losses and negative cash flow for the foreseeable future.

          Revenues

Revenue consists of mainly the provision of Internet dial-up services. The Company receives limited revenue from banner advertisements, web-site development and hosting and e-commerce commission revenue.

Revenue is recognized at the time services are provided. All related costs are recognized in the period in which they occur. Customer deposits for Internet dial-up services to be provided in the future are treated as deferred revenues.

The following factors affect the Company's revenue:

  . Service Offering - The Company derives most of its operating revenue from the ISP service it provides to its customers;

  . Penetration of Target Markets - The Company selects certain target markets in which it will offer its services and commit corresponding resources for marketing and infrastructure. The Company bases its target market assessment on two years of research and development through its involvement in the Internet industry. Because the Company does not have a universal presence on the Internet as an ISP, its ability to achieve market penetration in the target markets it selects to serve has a significant effect on the Company's ability to maintain and increase its revenues;

  . Turnover - Maintaining market penetration successes by minimizing customer turnover also has a significant effect on the Company's ability to maintain and increase its revenues. To date, customer turnover has been minimal. The Company expects customer turnover to increase in the future as competition intensifies. The Company expects that service quality (i.e., data transmission speed and periods of down time) and price will be the major factors that influence ISP customers to switch their ISP;

  . Executive Site(TM) - Executive Site(TM) revenues, which to date are mostly from advertising, are not yet material to the Company's total revenues. The Company expects that advertising and e-commerce commission revenues related to the Executive Site(TM), as well as fee based revenues from customized Executive Site licensees, will grow in the future, both in dollar amount and as a percentage of the Company's total revenues.

          Cost of Revenues

Cost of revenues consists primarily of the cost of serving the Company's Internet dial-up service customers and the cost of developing web-sites for customers. These costs include salaries for technical support and customer service, depreciation of Internet dial-up and web-site hosting equipment, license fees, equipment leasing costs, telephone line costs and rent to house equipment and staff directly involved in serving customers.

The Company's network and service costs have historically included equipment installation and ongoing service and maintenance charges. As the Company introduces its Virtual ISP presence in additional cities, each city will represent an increased lease charge under the Company's agreements with Internet access providers due to the need to add bandwidth to accommodate the customer base in the new market. As the Company expands its presence in a particular market, it will require additional increases in bandwidth depending on data transmission volumes.

          Other Operating Expenses

The Company's other operating expenses include Executive Site(TM) development and maintenance, information systems, billing and collections, general management and overhead, and administrative functions. Head count in functional areas, such as customer service, engineering and operations, along with expansion of the Executive Site(TM) and the locations in which the Company provides ISP services and increases in the number of its customers, will drive increases in expenses.

     Results of Operations

If Regulation S-B Item 310(g)(1) requires or permits the Company to include in this Form 10-SB the financial statements included in the Company's Form 10-KSB for the fiscal year ended May 31, 1999, then that portion of Item 6, Management's Discussion and Analysis of Financial Condition and Results of Operations, under the caption Results of Operations for the Year Ended May 31, 1999 as Compared to the Year Ended May 31, 1998, on pages 18 through 21 of the Company's annual report on Form 10-KSB for the fiscal year ended May 31, 1999, is hereby incorporated by reference as though set forth here in its entirety.

If Regulation S-B Item 310(g)(1) does not require or permit the Company to include in this Form 10-SB the financial statements included in the Company's Form 10-KSB for the fiscal year ended May 31, 1999, then the following discussion and analysis of the Company's results of operations applies:

     Results of Operations for the Quarter Ended February 28, 1999 as Compared to the Quarter Ended February 28, 1998

          Revenues

Revenues have increased by $47,000 (23%) to $255,000 from $208,000 in the comparable quarter. This increase is due to an increased subscriber base in Vancouver and Toronto. Based on assumptions about demand for its ISP services and the Executive Site(TM), the Company anticipates that the dollar amount of future revenues will increase over current levels.

The Company is beginning to receive small amounts of revenue from banner advertisements, developing web-sites for customers and reselling Executive Site information and service modules pursuant to license agreements.

          Cost of Revenues

Cost of revenues has increased by $35,000 (25%) to $177,000 from $142,000 in the comparable quarter. This increase is approximately the same as the increase in revenues. The largest components of the increase in cost of revenues are telephone costs, Internet and license fees, and salaries and consulting fees. The increases in these costs are reflective of the increase in the Company's subscriber base.

          Gross Profit

Gross profit was $78,000 (31%) in the current quarter as compared to $66,000 (32%) in the comparable quarter. With increased competition in the Internet Service Provider industry there has been increased pressure to reduce fees for new subscribers and renewing subscribers. This reduction of fees results in lower gross profit percentages as there is not a reciprocal decrease in cost to service its customers. The Company intends to decrease the cost of telephone and Internet switching fees with new agreements with backbone or bandwidth providers.

          Marketing and Sales Expenses

Marketing and sales expenses remained fairly stable on a quarter-to-quarter comparison, $47,000 in the current quarter and $50,000 in the comparable quarter. In general marketing and sales expenses have increased as a result of a marketing plan to increase advertisements in industry specific publications. There was not a quarter-to-quarter increase due to the timing of marketing expenditures.

          General and Administrative Expenses

General and administrative expenses for corporate overhead activities and Internet business related activities have increased by $16,000 (12%) to $144,000 from $128,000 in the comparable quarter.

General and administrative expenses relating to corporate overhead activities, and not Internet business related activities, have increased by $19,000 (38%) to $69,000 from $50,000 in the comparable quarter. As a result of the reverse takeover during February, 1999, the Company incurred one-time expenses relating to professional fees and investor relations advertising and consulting. Professional fees such as legal and accounting increased by $10,000 to $14,000 from $4,000 in the comparable quarter. This increase relates to costs incurred to complete and file various documents with the NASD in addition to legal fees to effect the reverse takeover. Investor relations advertising and consulting increased by $17,000 to $22,000 from $5,000 in the comparable quarter. The majority of this increase was due to services rendered by two non-related companies for Internet-based marketing and investor communications services including e-mails to their respective data bases of customers.

General and administrative expenses relating to Internet business related activities decreased by $3,000 to $75,000 from $78,000 in the comparable quarter. The major components of general and administrative expenses were: amortization of goodwill of $40,000; and salaries and consulting fees of $20,000.

          Product Development Expenses

Product development costs consist of expenses incurred by the Company in the development and creation of its Executive Site(TM) web-site. Product development costs include compensation and related expenses for programmers, depreciation of computer hardware and software, rent, telephone and costs incurred in developing features and functionality of the service. Product development costs are expensed as incurred.

Product development expenses remained fairly stable on a quarter-to-quarter comparison, $33,000 in the current quarter and $36,000 in the comparable quarter. The major component of product development expenses was salaries and consulting fees.

          Net Loss for the Quarter Ended February 28, 1999 as Compared to the Quarter Ended February 28, 1998

The Company's net losses have come mainly from overhead costs associated with organization, restructuring and financing start-up operations in Toronto and Vancouver, Canada and costs of developing new and improved services and expanding its marketing plan into other North American markets. The only operating activities conducted in the United States thus far were expenses incurred in the going public process including investor relations and professional fees. The Company's head office is in Richmond, BC, Canada, which does not conduct any business related to the Internet. Its sole purpose is to provide administration, investor relations services and services relating to being a public company. Included in general and administrative expenses and net loss is $69,000 for the current quarter as compared to $50,000 in the comparable quarter, relating to such activities. The net loss relating to Internet activities amounted to $77,000 for the current quarter as compared to $98,000 in the comparable quarter.

     Results of Operations for the Nine Months Ended February 28, 1999 as Compared to the Nine Months Ended February 28, 1998

          Revenues

Revenues have increased by $142,000 (23%) to $752,000 from $610,000 in the comparable period. This increase is due to an increased subscriber base in Vancouver and Toronto. Based on assumptions about demand for its ISP services and the Executive Site(TM), the Company anticipates that the dollar amount of future revenues will increase over current levels.

The Company is beginning to receive small amounts of revenue from banner advertisements, developing web-sites for customers and reselling Executive Site information and service modules pursuant to license agreements.

          Cost of Revenues

Cost of revenues has increased by $106,000 (25%) to $522,000 from $416,000 in the comparable period. This increase is approximately the same as the increase in revenues. The largest components of the increase in cost of revenues are telephone costs, Internet and license fees, and salaries and consulting fees. The increases in these costs are reflective of the increase in the Company's subscriber base.

          Gross Profit

Gross profit was $230,000 (31%) in the current period as compared to $194,000 (32%) in the comparable period. With increased competition in the Internet Service Provider industry there has been increased pressure to reduce fees for new subscribers and renewing subscribers. This reduction of fees results in lower gross profit percentages as there is not a reciprocal decrease in cost to service its customers. The Company intends to decrease the cost of telephone and Internet switching fees with new agreements with backbone or bandwidth providers.

          Marketing and Sales Expenses

Marketing and sales expenses have increased by $27,000 (23%) to $143,000 from $116,000 in the comparable period. The bulk of this increase was a result of a marketing plan to increase advertisements in industry specific publications. The other major component of marketing and sales is salaries, which increased only slightly as compared to the comparable period.

          General and Administrative Expenses

General and administrative expenses for corporate overhead activities and Internet business related activities have increased by $135,000 (45%) to $433,000 from $298,000 in the comparable period.

General and administrative expenses relating to corporate overhead activities, and not Internet business related activities, have increased by $143,000 (213%) to $210,000 as compared to $67,000 in the comparable period. As a result of the reverse takeover during February, 1999, the Company incurred one-time expenses relating to professional fees and investor relations advertising and consulting. Professional fees such as legal and accounting increased by $37,000 to $47,000 from $10,000 in the comparable period. This increase relates to costs incurred to complete and file various documents with the NASD in addition to legal fees to effect the reverse takeover. Investor relations advertising and consulting increased by $82,000 to $87,000 from $5,000 in the comparable period. The majority of this increase was due to services rendered by two non-related companies for Internet-based marketing and investor communications services including e-mails to their respective data bases of customers. Office, rent and telephone increased by $27,000 to $30,000 as a result of various office and telephone costs incurred during and after becoming a public company.

General and administrative expenses relating to Internet business related activities decreased by $8,000 to $223,000 from $231,000 in the comparable period. The major component of general and administrative expenses was; amortization of goodwill of $120,000; salaries and consulting fees of $60,000; office, rent and telephone of $26,000; legal and accounting of $7,000, travel and promotion of $5,000 and bank charges of $5,000.

          Product Development Expenses

Product development expenses increased by $14,000 (16%) to $99,000 from $85,000 in the comparable period. The major component of product development expenses, salaries and consulting fees, accounted for the bulk of product development expense in each period.

          Net Loss for the Nine Months Ended February 28, 1999 as Compared to the Nine Months Ended February 28, 1998

The Company's net losses have come mainly from overhead costs associated with organization, restructuring and financing start-up operations in Toronto and Vancouver, Canada and costs of developing new and improved services and expanding its marketing plan into other North American markets. The only operating activities conducted in the United States thus far were expenses incurred in the going public process including investor relations and professional fees. The Company's head office is in Richmond, BC, Canada, which does not conduct any business related to the Internet. Its sole purpose is to provide administration, investor relations services and services relating to being a public company. Included in general and administrative expenses and net loss is $210,000 for the current period as compared to $67,000 in the comparable period, relating to such activities. The net loss relating to Internet activities amounted to $234,000 for the current period as compared to $238,000 in the comparable period.

     Results of Operations for the Year Ended May 31, 1998 as Compared to the Year Ended May 31, 1997

The discussion for these two periods is based on the actual results for the period from October 15, 1996 to May 31, 1997 of Information Highway, Inc. combined with the actual results of the three operating Canadian subsidiaries from acquisition date to May 31, 1997. In all cases, the fact that fiscal year 1997 was only a partial year because the Company was formed in October 1996 affects the comparability of its results with those from fiscal year 1998.

          Revenues

Revenues have increased by $714,000 to $859,000 as compared to $145,000 in the comparative period. This increase is due to an increased subscriber base in Vancouver and Toronto and the fact that fiscal year 1997 was only a partial year because the Company was formed in October 1996.

The Company's revenues in 1998 and 1997 were solely from the provision of Internet services.

          Cost of Revenues

Cost of revenues have increased by $538,000 to $650,000 as compared to $112,000 in the comparative period. This increase is slightly less than the percentage increase in revenues. The largest components of cost of revenues are telephone costs, Internet and license fees, and salaries and consulting fees. The increase in telephone costs was a result of telephone leasing costs in Vancouver and the [decrease] in salaries and benefits was due to a reassignment of job responsibilities and overall streamlining of the services provided. The increase in Internet and license fees was due to increased ISP transmission traffic and the Executive Site being developed.

          Gross Profit

Gross profit was $210,000 (24%) during fiscal 1998 as compared to 33,000 (23%) during the comparative period. The increase in gross profit was a result of increased volume, less manpower needed to service its customers, and the fact that fiscal year 1997 was only a partial year because the Company was formed in October 1996.

          Marketing and Sales Expenses

Marketing and sales expenses have increased by $146,000 to $171,000 as compared to $25,000 in the comparative period, which is an increase related to the increase in sales and the fact that fiscal year 1997 was only a partial year because the Company was formed in October 1996. The major component of this increase was a result of a marketing plan to increase advertisements in industry specific publications. The other major component of marketing and sales is salaries. Other costs relate to rent, telephone and amortization of capital assets.

          General and Administrative Expenses

General and administrative expenses for corporate overhead activities and Internet business related activities increased by $313,000 to $451,000 as compared to $138,000 in the comparative period.

General and administrative expenses relating to corporate overhead activities, and not Internet business related activities, increased as a result of the head office being formed in October, 1996 in Richmond, BC, Canada. These increases were due to the acquisition of the subsidiaries, raising of capital and organization of the business.

General and administrative expenses relating to Internet business related activities include amortization of goodwill, salaries and consulting fees, office rent and telephone and legal and accounting.

          Product Development Expenses


Product development expenses increased by $124,000 to $145,000 as compared to $21,000 in the previous year. The major components of product development expenses were salaries and consulting fees and rent and telephone. The Company devoted resources to the development of the Executive Site in Toronto.

          Depreciation and Amortization Expenses

Depreciation and amortization expense has been allocated to cost of revenues, marketing and sales, general and administrative, and product development based on the use of each capital asset. During fiscal 1998 and 1997 approximately 60% of capital assets was used in cost of revenues, 15% in marketing and sales, 10% in general and administrative and 15% in product development.

Purchased goodwill has been amortized at $13,000 per month over its estimated useful life of three years. The estimated useful life of three years was chosen to reflect the short-term life of the related business because of increased competition, the lack of a universal presence and technological advancements and obsolescence in the industry. Amortization expense has been allocated to general and administrative expense for the Internet business.

The Company anticipates entering into operating leases for any network equipment and software in the future to minimize capital expenditures.

          Income Taxes

The Company generated US and Canadian net operating losses ("NOL") carried forward of $424,000 during the current year as compared to $127,000 for the comparative year. The Company expects some consolidated losses for the foreseeable future which will generate additional NOLs. However, the Company's ability to use NOLs is dependant on generating profits in the future and may also be subject to annual limitations. In addition, income taxes may be payable during this time due to operating income in certain tax jurisdictions. In the future, if the Company achieves operating profits and the NOLs have been exhausted or have expired, the Company may experience significant tax expense. The Company recognized no provision for taxes because it operated at a loss from inception through to May 31, 1998. The deferred tax asset value has been reduced to nil because the Company can not be assured that it is more likely than not that it will utilize the NOLs carried forward in future years. If it was more likely than not to realize these losses the Company would have recorded a deferred tax asset of $197,000.

          Net Loss for the Year Ended May 31, 1998 as Compared to the Year Ended May 31, 1997

The Company's net losses have come mainly from overhead costs associated with organization, restructuring and financing start-up operations in Toronto and Vancouver, Canada and costs of developing new and improved services and expanding its marketing plan into other Canadian markets.

     Liquidity and Financial Resources

That portion of Item 6, Management's Discussion and Analysis of Financial Condition and Results of Operations, under the caption Liquidity and Financial Resources, on pages 21 through 22 of the Company's annual report on Form 10-KSB for the fiscal year ended May 31, 1999, is hereby incorporated by reference as though set forth here in its entirety.

     Outlook: Issues and Uncertainties

The Company's success is dependent on a number of factors which should be considered by prospective investors. The Company has only recently acquired Blue Crow, Internet; World Tel Internet; and YesIC which constitute its principal assets. The Company is a relatively young company and does not yet have a long history of earnings or profit and there is no assurance that it will operate profitably in the future. As such, there is no assurance that the Company will provide a return on investment in the future.

  Business Risks

  The Company operates in a highly competitive business which has a number of inherent risks. These may be summarized as follows:

  1. Competition: The Company's services compete against those of other established companies, some of which have greater financial, marketing and other resources than those of the Company. These competitors may be able to institute and sustain price wars, or imitate the features of Company's services, resulting in a reduction of Company's share of the market. In addition, there are no significant barriers to new competitors entering the market place.

  2. Need for a Broad Customer Base: The Company will need to build and sustain a large customer base and if it cannot do so this will have an adverse impact on its revenues.

  3. Reliance on New Products and Services: The Company's business and financial plan focuses on products and services which are relatively new. There can be no assurance that existing sales levels, which are still quite small, can be maintained or that increased sales levels can be achieved. Internal cash generated by operations may not permit the level of research and development spending required to maintain the stream of new service improvements that may become necessary and outside financing may not be available. The Company is using certain relatively new software products and the developers of this software are, in some cases, still working to improve certain essential features of the software including a feature to allow the transfer of data to be done on a secure and confidential basis.

  4. Obsolescence: The Company is at risk if it does not continue to upgrade and improve its services. Typically, the high technology industry is characterized by a consistent flow of new improved products and services which render existing products and services obsolete.

  5. Marketplace: The marketplace for the Company's services is relatively new and will be undergoing rapid and constant change. As a result, it is difficult to predict the continued demand for the Company's services.

  6. Cost Control: Success will be largely predicated upon the Company's ability to develop, and sustain a large customer base for its services. Failure to do so may result in smaller profit margins or losses.

  7. Management: The Company is dependent on a relatively small number of key employees, the loss of any of whom could have an adverse effect on the Company and the Company does not have any key man insurance with respect to such employees.

  8. Marketing Plan: The Company's internal marketing plan including Executive Site is based on a number of assumptions which may or may not prove valid. Marketing expenditures are to be funded partly from the proceeds of this offering and cash flow from operations. Poor market acceptance of the Company's services or other unanticipated events may result in lower revenues than anticipated, making the planned expenditures on marketing and promotion unachievable.

  9. Growth in Volume: The growth in volume of Internet traffic may create instabilities in its structure such as shortages in Internet addresses and overworked search engines. Such instabilities may have an adverse affect on the Company' s operations and business if they are not addressed.

  10. Personnel and Resources: Limitations on the Company's personnel and resources may affect the ability of the Company to provide the required quality service and technical support to achieve and maintain a competitive market position.

  11. Third Parties: The Company utilizes the services of third party contractors to provide certain technical services, telecommunications hardware, computers, software and communication lines. Therefore, the performance of the Company will be affected by the quality of the goods and services provided by, and the reputations of, such third parties.

  12. Insurance Risks: The Company has not acquired liability insurance with respect to the provision of services by the Company.

  13. Regulatory Risk: The communications, computer and publishing services provided by the Company, including the access to the Internet, are relatively new services and, in the future, these services could be subject to additional regulation at local, state, provincial, federal and international levels.
  Such regulation could affect the costs of the services provided by the Company and its ability to deliver the services. Any such regulatory changes could have an adverse effect on the Company.

  14. Requirement of New Capital: As a growing business, the Company typically needs more capital than it has available to it or can expect to generate through the sale of its services. In its short history, the Company has had to raise, by way of debt and equity financing, considerable funds to meet its needs. There is no guarantee that the Company will be able to continue to raise the funds needed for the Company's business. Failure to raise the necessary funds in a timely fashion will limit the Company's growth.

  15. Year 2000 Issues: The Company's products do not require any significant modifications for the Year 2000. However, the Company may face Year 2000 issues as it seeks to coordinate with other entities with which it interacts electronically, including suppliers, customers and distribution partners. Although the Company is not currently aware of any material problems, an assessment has not been made of the anticipated costs, problems and uncertainties associated with the Year 2000 consequences.

  16. General Factors: The Company's areas of business may be affected from time to time by such matters as changes in general economic conditions, changes in laws and regulations, taxes, tax laws, prices and costs; and other factors of a general nature which may have an adverse effect on the Company's business.

  Risks Related to the Company's Securities

  1. Issuance of Additional Shares: The substantial portion of the 50,000,000 authorized shares of Common Stock of the Company are unissued. The Board of Directors has the power to issue such shares without shareholder approval. None of the 10,000,000 authorized shares of Class A Preferred Stock have been issued. The Class A Preferred Stock may be issued in series from time to time with such designation, rights, preferences and limitations as the Board of Directors may determine by resolution and without shareholder approval. There are outstanding warrants and options whose holders may acquire additional shares of Common Stock. The Company fully intends to issue additional shares of Common Stock or shares of Preferred Stock if necessary in order to acquire products, properties, capital, businesses or for any other corporate purposes. Any additional issuances by the Company from its authorized but unissued shares would have the effect of further diluting the percentage interest of existing shareholders.

  2. Cumulative Voting and Preemptive Rights: There are no preemptive rights in connection with the Company's Common Stock. Cumulative voting in the election of directors is not permitted. Accordingly, the holders of a majority of the shares of Common Stock, present in person or by proxy, will be able to elect all of the Company's Board of Directors.

  3. Concentration of Ownership: The Executive Officers and Directors own or exercise full or partial control over more than 50% of the Company outstanding shares. As a result, other investors in the Company's Common Stock may not have any influence on corporate decisionmaking.

  4. Estimates and Financial Statements: Some of the information in this Form 10-SB consists of and relies upon evaluations and estimates made by management and other professionals. Even though management believes in good faith that such estimates are reasonable, based upon market studies and data provided by sources knowledgeable in the field, there can be no assurance that such estimates will ultimately be found to be accurate or even based upon accurate evaluations. Any management errors in evaluations or estimates could have a significant negative effect upon the Company's profitability or even its viability.

  5. No Foreseeable Dividends: The Company has not paid dividends on its Common Stock and does not anticipate paying dividends on its Common Stock in the foreseeable future.

  6. Possible Volatility of Securities Prices: The market for the Company's stock is highly volatile and will likely continue to behave in this manner in the future. Additionally, market prices for securities of many smaller companies have experienced wide fluctuations not necessarily related to the operating performance of the companies themselves.

  7. Requirements of SEC With Regard to Low-Priced Securities: The Company's securities are subject to Rule 15g-9 under the 1934 Act, which imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and "accredited investors" (generally, individuals with net worths in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, the rule may adversely affect the ability of broker-dealers to sell the Company's securities and may adversely affect the ability of shareholders to sell their shares in the secondary market.

     Year 2000 Issues

That portion of Item 6, Management's Discussion and Analysis of Financial Condition and Results of Operations, under the caption Year 2000 Issues, on pages 22 through 23 of the Company's annual report on Form 10-KSB for the fiscal year ended May 31, 1999, is hereby incorporated by reference as though set forth here in its entirety.

Item 3.  Property

The Company's headquarters and executive offices are located at #185-10751 Shellbridge Way, Richmond, British Columbia V6X 2W8 and the telephone number is
(604)278-5996. The Company leases, on a month-to-month basis, approximately 200 square feet of space at the aforementioned office from SMR Investments Ltd., a private British Columbia company owned by Susanne Robertson, the wife of John G. Robertson. The monthly rent fee is approximately $350.00 ($CN500).

The Company also leases facilities in Vancouver and Toronto. The Vancouver site supports both ISP services and the Executive Site. The lease term is 28 months with monthly payments of approximately $5000.00 ($CN7500). The Toronto offices support ISP services. The lease term is 54 months with monthly payments of approximately $2000.00 ($CN2950). The Company believes that its present facilities will be suitable for the operation of its business for the foreseeable future. The facilities are adequately insured against perils commonly covered by business insurance policies. These locations could be replaced without significant disruption to the Company.

Item 4.  Security Ownership of Certain Beneficial Owners and Management


Item 11, Security Ownership of Certain Beneficial Owners and Management, on pages 45 through 46 of the Company's annual report on Form 10-KSB for the fiscal year ended May 31, 1999, is hereby incorporated by reference as though set forth here in its entirety.

Item 5. Directors, Executive Officers, Promoters and Control Persons of the Company

Directors and Executive Officers

The following table sets forth the name, age and position of each Director of the Company:

NAME                  AGE   POSITION
------------------------------------------------------------------------------------
John G. Robertson     57    President, Principal Executive Officer and a member of
                            the Board of Directors
------------------------------------------------------------------------------------
Jennifer Lorette      26    Executive Vice President, Secretary/Treasurer, Principal
                            Accounting Officer and Chief financial Officer and a
                            member of the Board of Directors
------------------------------------------------------------------------------------
James L. Vandeberg    55    Director, partner in Vandeberg Johnson & Gandara, the
                            Company's legal counsel
------------------------------------------------------------------------------------

Mr. Robertson and Ms. Lorette have served as directors of PrivCo since the June 1997 Annual Meeting. Mr. Vandeberg was elected a director of PrivCo in January 1999. All were elected directors of the Company in February 1999. Each director will serve until the next annual meeting of shareholders and their respective successors are elected and qualified. All officers currently devote part-time to the operation of the Company.

Executive Officers, Directors and Other Significant Employees of the Company:

John G. Robertson - President, Principal Executive Officer and a member of the Board of Directors

Mr. Robertson is a founder, President, Principal Executive Officer and a member of the Board of Directors of PrivCo. Since October 1984, Mr. Robertson has been President and a Director of Reg Technologies, Inc., a British Columbia corporation trading on the Vancouver Stock Exchange that, in cooperation with certain controlled affiliates, is engaged in developing a rotary engine and other devices utilizing Rand Cam Technology. Since May 1980, Mr. Robertson has been President and a Director of Teryl Resources Corp., a British Columbia corporation trading on the Vancouver Stock Exchange and engaged in exploring and developing gold properties. Since February 1979, Mr. Robertson has been President and Director of Flame Petro-Minerals Corp., a British Columbia corporation trading on The Alberta Stock Exchange and engaged in exploration of oil, gas and gold properties. Mr. Robertson is President, a director and CEO of IAS Communications, Inc., an Oregon corporation traded over the counter in the United States that has developed a television antenna which is 14" in diameter and only 2 inches high that can replace existing outside log periodic antennas and has the capability of receiving local television stations within a 60-mile radius.

Jennifer Lorette - Executive Vice President, Secretary/Treasurer, Principal Financial Officer and Principal Accounting Officer

Ms. Lorette is a founder, Secretary/Treasurer, Principal Financial Officer and Principal Accounting Officer of PrivCo. Since April 1994, Ms. Lorette has been Vice President of Administration of Reg Technologies Inc. Since June 1994, Ms. Lorette has been a Vice President of REGI U.S. and Chief Financial Officer and Vice President of Flame Petro-Minerals Corp. From February 1994 to April 1994, Ms. Lorette was an executive assistant at Reg Technologies, Inc. Ms. Lorette is also Secretary/Treasurer of IAS Communications, Inc.

James L. Vandeberg - Director

Mr. Vandeberg is a partner in the Seattle, Washington law firm of Vandeberg Johnson & Gandara. He has served as counsel to the Company since 1996. Mr. Vandeberg graduated cum laude from the University of Washington with a Bachelor of Arts degree in accounting in 1966, and from New York University School of Law in 1969, where he was a Root-Tilden Scholar. He became a member of the Washington Bar Association in 1969 and of the California Bar Association in 1973. Mr. Vandeberg's practice focuses on the corporate finance area, and he specializes in securities and acquisitions. He is a member and former director of the American Society of Corporate Secretaries. Mr. Vandeberg was previously general counsel and secretary of two NYSE companies and is a director of IAS Communications, Inc.

Cristian Rodriguez - Manager of Information Systems and Senior Network System Administrator

Mr. Rodriguez is 28 years old. He is the Manager of Information Systems and Senior Network System Adminstrator of the Company, and has held that position since joining the Company in 1996. Prior to that Mr. Rodriguez was a private consultant assisting clients with Internet services, networking and computer hardware. Mr. Rodriguez attended Vancouver Film School and received a Certificate for 3D Animation.

Kevin Brook - President Toronto Operating Unit

Mr. Brook is 40 years old. He is President of the Toronto operating unit, and has held that position since joining the Company in 1997. Prior to joining the Company he was a vice president at Bell Canada in the Global Link division.

Jack Wasserman - Vice-President Toronto Operating Unit

Mr. Wasserman is 50 years old. He is Vice-President of the Toronto operating unit and has held that position since joining the Company in 1995. Prior to that Mr. Wasserman was an accountant with World Tel (Toronto) Internet, Inc. Mr. Wasserman received his accounting designation with Arthur Andersen and Company, in 1976 in the province of Ontario.

Item 6.  Executive Compensation


Item 10, Executive Compensation, on pages 42 through 45 of the Company's annual report on Form 10-KSB for the fiscal year ended May 31, 1999, is hereby incorporated by reference as though set forth here in its entirety.

Item 7.  Certain Relationships and Related Transactions


Item 12, Certain Relationships and Related Transactions, on pages 46 through 47 of the Company's annual report on Form 10-KSB for the fiscal year ended May 31, 1999, is hereby incorporated by reference as though set forth here in its entirety.

Item 8.  Description of Securities

The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, $0.0001 par value per share and 10,000,000 shares of Class A Preferred Stock, $0.0001 par value per share.

The holders of shares of common stock are entitled to dividends, out of funds legally available therefore, when and as declared by the Board of Directors. The Board of Directors has never declared a dividend and does not anticipate declaring a dividend in the future. Each outstanding share of common stock entitles the holder thereof to one vote per share on all matters and cumulative voting is not provided for in connection with the election of the Board of Directors. The holders of the shares of common stock have no preemptive or subscription rights.

The holders of shares of common stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors.

The Class A Preferred Stock may be issued in series from time to time with such designation, rights, preferences and limitations as the Board of Directors may determine by resolution. The Board of Directors could use an issuance of Class A Preferred Stock with dilutive or voting preferences to delay, defer or prevent a change in control of the Company. In addition, the concentration of control over the Company's common stock in the Directors and Executive Officers could prevent any change in control of the Company not acceptable to the existing Directors and Executive Officers.

                                    PART II

Item 1. Market Price of and Dividends on the Company's Common Equity and Other Shareholder Matters


There is a limited public market for the Common Stock of the Company which currently trades on the OTC Bulletin Board under the symbol "IHWY" where it has been traded since February 24, 1999. The high and low bid prices for the Company's stock each quarter, through May 31, 1999, as reported by Nasdaq Trading & Market Services, are as follows:

                                          Bid Price
                                       High       Low
                                       -----     -----
Quarter ended February 28, 1999      $ 7.375    $0.00
Quarter ended May 31, 1999           $12.50     $3.375

These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

As of August 31, 1999, there were 6,868,901 shares of Common Stock outstanding, held by 169 shareholders of record and by various broker/dealers on behalf of an indeterminate number of street name shareholders. As of August 31, 1999, 1,327,666 shares of common stock were subject to issuance pursuant to outstanding options at prices ranging from $0.50 to $5.00 per share and 632,150 shares of common stock were subject to issuance pursuant to outstanding warrants at prices ranging from $1.00 to $6.00 per share. The Company has not issued any other securities convertible into common stock.

To date the Company has not paid any dividends on its Common Stock and does not expect to declare or pay any dividends on such Common Stock in the foreseeable future. Payment of any dividends will be dependent upon future earnings, if any, the financial condition of the Company, and other factors as deemed relevant by the Company's Board of Directors.

Item 2.  Legal Proceedings


Item 3, Legal Proceedings, on page 12 of the Company's annual report on Form 10-KSB for the fiscal year ended May 31, 1999, is hereby incorporated by reference as though set forth here in its entirety.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 4.Recent Sales of Unregistered Securities

Set forth below is information regarding the issuance and sales of securities of the Company without registration during the past three years. No such sales involved the use of an underwriter and no commissions were paid in connection with the sale of any securities.


(a) Beginning March 31, 1999, the Company conducted an offering of units pursuant to an Offering Memorandum. Each unit consisted of one common share, one Series "A" Warrant to acquire one additional share at $4.00 per share expiring April 30, 2000, and one Series "B" Warrant to acquire one additional share at $6.00 per share expiring April 30, 2001. The offering was completed on August 11, 1999. On completion of the offering, a total of 129,750 units were issued at $4.00 per unit for total proceeds of $519,000. Through May 31, 1999, 5000 units were issued at $4.00 per unit for total proceeds of $20,000. The offer and sale of the units were exempt from registration under Rule 506 under and Section 4(2) of the Securities Act of 1933. The Company furnished to purchasers in a timely manner an Offering Memorandum and financial information, limited the manner of the offering, promptly filed notices of sales, and limited the number of non-accredited investors to 5 investors. If the foregoing exemptions are not available, the Company believes that $72,600 of these sales were also exempt under Regulation S under the Securities Act of 1933, as amended, due to the foreign nationality of the relevant purchasers.

(b) In connection with the reorganization of the Company in February 1999, the Company assumed contractual obligations of one of its subsidiaries under outstanding warrants to issue shares of common stock for $1.00 per share. During the quarter ended May 31, 1999, the Company issued 270,300 shares pursuant to warrants exercised at $1.00 per share for total proceeds of $270,300. The sale of the shares was exempt from registration under Regulation S and under Rule 506 under and Section 4(2) of the Securities Act of 1933. The Company provided disclosure to each of the warrant holders in connection with the reorganization of Information Highway, Inc. ("IHI") and the Company. Each of the warrant holders owned shares of IHI that they have now exchanged for shares of the Company. Through May 31, 1999, the Company issued shares to 30 purchasers, of which 7 were accredited investors and 6 were foreign citizens whose purchases were covered by Regulation S. Through September 30, 1999, when the Company determined not to issue any further shares to non-accredited investors pursuant to the warrants until such time as the shares could be registered, the Company issued shares to 45 purchasers, of which 7 were accredited investors and 7 were foreign citizens whose purchases were covered by Regulation S. All of the shares issued pursuant to the warrant exercises bear a legend indicating that they are restricted securities. $53,000 of these sales were exempt under Regulation S under the Securities Act of 1933, as amended, due to the foreign nationality of the relevant purchasers.

(c) During the quarter ended May 31, 1999, the Company issued 237,334 shares pursuant to options exercised at between $0.50 and $0.75 per share for total proceeds of $125,500. The sale of the shares was exempt from registration under Rule 701 under Section 3(b) of the Securities Act of 1933. The sales were made on exercise of grants under the Company's written stock option plan, a copy of which the Company has provided to its participants. The 150,000 shares issued to John Robertson were also exempt from registration under Rule 506 under and Section 4(2) of the Securities Act of 1933. Mr. Robertson is an accredited investor by virtue of his positions with the Company as a director and executive officer. If the foregoing exemptions are not available, the Company believes that all $125,500 of these sales were also exempt under Regulation S under the Securities Act of 1933, as amended, due to the foreign nationality of the relevant purchasers.

(d) On February 23, 1999 the Company issued a total of 499,000 shares of common stock to certain shareholders of PrivCo in exchange for 499,000 shares of IHI. The issuance of the common stock was exempt from registration under Rule 504 of Regulation D under
     Section 3(b) of the Securities Act of 1933, as amended. The Company's shares were valued at $0.75 per share, the price per Unit that IHI had obtained in its most recent offering of securities, in which IHI offered Units consisting of one share of unrestricted common stock and one warrant for $0.75 per Unit. If the exemption under Rule 504 of Regulation D is not available, the Company believes that this offering was also exempt under Regulation S and Section 4(2) under the Securities Act of 1933, as amended, due to the foreign nationality of the relevant shareholders of IHI, their prior contacts with IHI and its management, and the limited number of investors (four).

(e) On February 23, 1999, the Company issued a total of 2,736,000 shares of common stock to certain shareholders in exchange for 2,736,000 shares of IHI common stock. The issuance of the shares was exempt from registration under Rule 506 of Regulation D, Regulation S and Section 4(2) of the Securities Act of 1933, as amended, due to the foreign nationality of the relevant shareholders of IHI, their prior contacts with IHI and its management, and the limited number of investors (six).

(f) On February 23, 1999 the Company began an offer to certain shareholders of IHI to exchange 834,000 shares of their unrestricted IHI common stock for 834,000 shares of the Company's common stock exempt from registration under Rule 504 of Regulation D under Section 3(b) of the Securities Act of 1933, as amended. Upon discovery that three investors who had made deposits in the IHI offering set forth in item (a) below had not been issued their IHI shares, this offering was expanded to 854,000 shares to include the 20,000 shares purchased by those investors. Of the 20,000 shares identified, 15,000 were issued in the fiscal year ended May 31, 1999, and 5,000 were issued after May 31, 1999. The Company's shares were valued at $0.75 per share, the price per Unit that IHI had obtained in its most recent offering of securities, in which IHI offered Units consisting of one share of unrestricted common stock and one warrant for $0.75 per Unit. As of August 31, 1999, all but 37,000 shares had been exchanged. The offerees consisted of the IHI shareholders who purchased units in IHI as described in item (a), below, and two affiliates who had acquired IHI shares in the Yes IC acquisition (February 1997). If the exemption under Rule 504 of Regulation D is not available, the Company believes that 221,000 shares (which includes the shares of the two affiliates) from this offering will also be exempt under Regulation S due to the foreign nationality of the shareholders.

(g) On February 23, 1999, the Company began an offer to certain shareholders of IHI to exchange 1,570,650 shares of their restricted IHI common stock for 1,570,650 shares of the Company's common stock exempt from registration under Rule 506 of Regulation D, Regulation S and Section 4(2) of the Securities Act of 1933, as amended. The Company furnished to purchasers in a timely manner an Exchange Offering Memorandum and financial information, limited the manner of the offering, promptly filed notices of sales, and limited the number of domestic non-accredited investors to 2. If the exemptions under Rule 506 and Section 4(2) are not available, the Company believes that 1,151,000 shares from this offering will also be exempt under Regulation S due to the foreign nationality of the shareholders.

(h) In February 1999, the Company issued 5,000 shares to David Williamson Associates Ltd. for marketing and investor relations services in the UK. The offer and sale of the shares were exempt from registration under
     Section 4(2) of the Securities Act of 1933. If the foregoing exemption is not available, this sale was exempt under Regulation S under the Securities Act of 1933 due to the purchaser's foreign nationality.

(i) In March 1999, the Company issued 10,000 shares to its affiliate Access Information Services in exchange for services rendered. The offer and sale of the shares were exempt from registration under Section 4(2) of the Securities Act of 1933. If the foregoing exemption is not available, this sale was exempt under Regulation S under the Securities Act of 1933 due the foreign nationality of the ultimate beneficial owners of Access Information Services.

(j) In March 1999, the Company issued 3,000 shares to Erik Lagerway in connection with its acquisition of Mr. Lagerway's Internet portal telephony businesses. The offer and sale of the shares were exempt from registration under Section 4(2) of the Securities Act of 1933. If the foregoing exemption is not available, this sale was exempt under Regulation S under the Securities Act of 1933 due the foreign nationality of the purchaser.


In addition, set forth below is information regarding the issuance and sales of securities of Information Highway, Inc. without registration during the past three years. No such sales involved the use of an underwriter and no commissions were paid in connection with the sale of any securities.

(a) In January 1999, IHI concluded an offering of units pursuant to an Offering Memorandum. Each unit consisted of one common share and one warrant to acquire an additional share at $1.00 per share by December 30, 1999. Due to a mixup in connection with changing its bank, the Company inadvertently overlooked deposits of $15,000 received during the offering for an additional 20,000 units. Including these units that should have been issued at the closing of the offering, a total of 754,000 units were issued at $0.75 per unit for total proceeds of $565,500. The offer and sale of the units were exempt from registration under Rule 504 of Regulation D under Section 3(b) of the Securities Act of 1933. If the exemption under Rule 504 of Regulation D is not available, $90,750 of these sales were exempt under Regulation S under the Securities Act of 1933 due to the foreign nationality of the purchasers.

(b) In April 1998, IHI concluded an offering of units pursuant to an Offering Memorandum. Each unit consisted of one common share and one warrant to acquire an additional share at $1.00 per share by December 30, 1999. On completion of the offering, a total of 139,650 units were issued at $0.75 per unit for total proceeds of $100,987.50. The offer and sale of the units were exempt from registration under Rule 504 and Rule 506 of Regulation D under Sections 3(b) and 4(2), respectively, of the Securities Act of 1933. IHI furnished to purchasers in a timely manner an Offering Memorandum and financial information, limited the manner of the offering, promptly filed notices of sales, and limited the number of non-accredited investors to 1 investor.

(c) In December 1996, IHI commenced an offering of common stock pursuant to an Offering Memorandum. On completion of the offering in March 1997, a total of 500,000 shares were issued at $0.50 per share for total proceeds of $250,000. The offer and sale of the units were exempt from registration under Rule 504 and Rule 506 of Regulation D under Sections 3(b) and 4(2), respectively, of the Securities Act of 1933. IHI furnished to purchasers in a timely manner an Offering Memorandum and financial information, limited the manner of the offering, promptly filed notices of sales, and limited the number of non-accredited investors to 14 investors. If the foregoing exemptions are not available, $89,750 of these sales were exempt under Regulation S under the Securities Act of 1933 due to the foreign nationality of the purchasers.

(d) IHI conducted three acquisitions that were exempt from registration under Regulation S under the Securities Act of 1933 due to the foreign nationality of the persons who accepted shares of IHI in exchange for their holdings in the acquired companies:
     (i) In February 1997, of YesIC, Communications, Inc., in exchange for the issue of 3,105,000 shares to 17 foreign persons;
     (ii) In February 1997, of World Tel, Internet (Toronto) Ltd., in exchange for the issue of 387,000 shares to 5 foreign persons; and
     (iii) In December 1996, of Blue Crow Internet Company, Ltd., in exchange for the issue of 149,000 shares to 4 foreign persons.

     If the exemption under Regulation S under the Securities Act of 1933 due to the foreign nationality of the persons who accepted shares of IHI in exchange for their holdings in the acquired companies is not available, the Company believes that each of the offerings is exempt under Rule 506 under
     Section 4(2) of the Securities Act of 1933 and that offerings (ii) and
     (iii) are exempt under Rule 504 under Section 3(b) of the Securities Act of 1933.

(e) IHI conducted an offering to its founders, some of whom purchased through controlled affiliates, beginning in December 1996. On completion of the offering in March 1997, a total of 600,000 shares were issued at $0.10 per share for total proceeds of $60,000. The offer and sale of the shares were exempt from registration under Rule 504 and Rule 506 of Regulation D under Sections 3(b) and 4(2), respectively, of the Securities Act of 1933, and under Section 4(2) of the Securities Act of 1933. If the foregoing exemptions are not available, these sales were exempt under Regulation S under the Securities Act of 1933 due to the foreign nationality of the purchasers or their ultimate beneficial owners.

(f) In April 1997, Mr. Robertson purchased 1,000 shares at $0.50 per share, which he then gifted to a family friend as a bar mitzvah present. In October 1996 Mr. Robertson purchased 15,000 shares at $0.10 per share as a founder of IHI. The offer and sale of the shares were exempt from registration under Rule 506 of Regulation D under Section 4(2) of the Securities Act of 1933 and under Section 4(2) of the Securities Act of 1933. If the foregoing exemptions are not available, these sales were exempt under Regulation S under the Securities Act of 1933 due Mr. Robertson's foreign nationality.

Item 5.  Indemnification of Directors and Officers

The Company's Articles of Incorporation provide that the Company must indemnify its directors and officers, to the fullest extent permitted under the Florida Business Corporation Act against all liabilities incurred by reason of the fact that the person is or was a director or officer of the Company or a fiduciary of an employee benefit plan, or is or was serving at the request of the Company as a director or officer, or fiduciary of an employee benefit plan, of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

The effect of these provisions is potentially to indemnify the Company's directors and officers from all costs and expenses of liability incurred by them in connection with any action, suit or proceeding in which they are involved by reason of their affiliation with the Company.

                                   PART F/S

Consolidated Financial Statements


If Regulation S-B Item 310(g)(1) requires or permits the Company to include in this Form 10-SB the financial statements included in the Company's Form 10-KSB for the fiscal year ended May 31, 1999, then that portion of Item 7, Financial Statements, under the caption Index to Consolidated Financial Statements, on page 24 of the Company's annual report on Form 10-KSB for the fiscal year ended May 31, 1999, is hereby incorporated by reference as though set forth here in its entirety.

If Regulation S-B Item 310(g)(1) does not require or permit the Company to include in this Form 10-SB the financial statements included in the Company's Form 10-KSB for the fiscal year ended May 31, 1999, then the following Index to Consolidated Financial Statements applies:

                  Index to Consolidated Financial Statements

Report of Independent Auditors............................................................        F-1

Consolidated Balance Sheets as of February 28, 1999 (unaudited), May 31, 1998 and 1997....        F-2

Consolidated Statements of Operations For the Quarters and For the Nine Months
Ended February 28, 1999 and 1998 (unaudited) and For the Year Ended May 31, 1998
and the Period from October 15, 1996 (Date of Inception) to May 31, 1997..................        F-3

Consolidated Statements of Changes in Stockholders' Equity Accumulated
from October 15, 1996 (Date of Inception) to February 28, 1999............................        F-4

Consolidated Statements of Cash Flows for the Nine Months Ended February 28, 1999
and 1998 (unaudited) and For the Year Ended May 31, 1998 and the Period from
October 15, 1996 (Date of Inception) to May 31, 1997......................................        F-6

Notes to the Consolidated Financial Statements (unaudited as to information subsequent to May 31, 1998)...............................................................  F-7 - F-14

                                    PART III

Item 1.  Index to Exhibits


  Exhibit No.                                 Description                                Page No.
--------------   --------------------------------------------------------------------   ---------
     2.1*        Articles of Incorporation, restated as amended on February 23, 1999 and November 1, 1989

     2.2*        Bylaws

     3.1*        Specimen Share Certificate for Common Stock

     3.2*        Form of Warrants

     3.3*        Stock Option Plan

     3.4*        Form of Stock Option Agreement

     3.5         Form of Warrants

     6.1**       VPOP Service Agreement between MetroNet Communications and YesIC
                  Communications

     6.2**       Level 3 Communications Terms and Conditions for Delivery of Service

     6.3**       ADSL Service Agreement dated August 24, 1999, by and between Bell
                  Atlantic Network Integration, Inc. and Information-Highway.com, Inc.

     8.1*        Agreement and Plan of Reorganization between the Company and
                  Information Highway, Inc.

    12.1**       Annual report on Form 10-KSB for the fiscal year ended May 31, 1999

    27.1***      Financial Data Schedule

*         Previously filed.

** Incorporated by reference from the Company's annual report on Form 10-KSB for the fiscal year ended May 31, 1999, filed with the Securities and Exchange Commission on October 6, 1999.

*** Previously filed or incorporated by reference from the Company's annual report on Form 10-KSB for the fiscal year ended May 31, 1999, filed with the Securities and Exchange Commission on October 6, 1999, or incorporated by reference from the Company's quarterly report on Form 10-QSB for the quarterly period ended February 28, 1999, filed with the Securities and Exchange Commission on September 10, 1999.

                                   SIGNATURES

Pursuant to the requirements Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report or amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

INFORMATION-HIGHWAY.COM, INC.

                                    By: /s/ John G. Robertson
                                        ---------------------
                                      John G. Robertson, President
                                      Chief Executive Officer and Director

Dated:  October 11, 1999

If Regulation S-B Item 310(g)(1) requires or permits the Company to include in this Form 10-SB the financial statements included in the Company's Form 10-KSB for the fiscal year ended May 31, 1999, then that portion of Item 7, Financial Statements, which includes the Report of Independent Auditors and the Company's audited consolidated financial statements, on pages 25 through 39 of the Company's annual report on Form 10-KSB for the fiscal year ended May 31, 1999, is hereby incorporated by reference as though set forth here in its entirety.

If Regulation S-B Item 310(g)(1) does not require or permit the Company to include in this Form 10-SB the financial statements included in the Company's Form 10-KSB for the fiscal year ended May 31, 1999, then the following Report of Independent Auditors and audited consolidated financial statements apply:


                         Report of Independent Auditors


The Board of Directors and Stockholders
Information-Highway.com, Inc. (formerly Florida Venture Fund, Inc.)


We have audited the accompanying consolidated balance sheets of Information-Highway.com, Inc. (formerly Florida Venture Fund, Inc.) as of May 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended May 31, 1998 and the period from October 15, 1996 (Date of Inception) to May 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of Information-Highway.com, Inc. (formerly Florida Venture Fund, Inc.) as of May 31, 1998 and 1997, and the results of their operations and their cash flows for the year ended May 31, 1998 and the period from October 15, 1996 (Date of Inception) to May 31, 1997 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not achieved profitable operations since inception and has a working capital deficit. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. These financial statements do not include any adjustments which might result from the outcome of this uncertainty.


                    /s/ "Elliott, Tulk, Pryce, Anderson"

                             Chartered Accountants
Vancouver, Canada
April 13, 1999 except as to Note 3
which is as of August 23, 1999

Information-Highway.com, Inc.
(formerly Florida Venture Fund, Inc.)
Consolidated Balance Sheets


                                                           February 28,              May 31,

                                                                             ------------------------
                                                              1999            1998              1997
                                                           (unaudited)
                                                                $                $               $
                                     Assets
Current Assets

  Cash                                                             83,225          35,699             4,947
  Accounts receivable                                              16,644           4,442             1,628
  Prepaid expenses                                                  6,581           3,001             5,276
-----------------------------------------------------------------------------------------------------------
Total Current Assets                                              106,450          43,142            11,851

Fixed Assets (Note 5)                                             171,468         209,353           157,981

Goodwill (Note 4)                                                 154,785         274,598           434,343
-----------------------------------------------------------------------------------------------------------
Total Assets                                                      432,703         527,093           604,175
-----------------------------------------------------------------------------------------------------------
                      Liabilities and Stockholders' Equity
Current Liabilities
  Accounts payable                                                210,654         206,608            59,475
  Unearned revenue                                                      -               -             4,495
-----------------------------------------------------------------------------------------------------------
Total Current Liabilities                                         210,654         206,608            63,970

Advances from Affiliated Companies (Note 6)                             -         239,542           120,448

Advances from Directors (Note 6)                                        -          22,242            30,991

-----------------------------------------------------------------------------------------------------------
Total Liabilities                                                 210,654         468,392           215,409
-----------------------------------------------------------------------------------------------------------
Commitments and Contingencies (Notes 1 and 8)
-----------------------------------------------------------------------------------------------------------
Stockholders' Equity

Common Stock (Notes 7 and 9), no par value, 50,000,000
  shares authorized par value $0.0001, 6,178,151, 4,766,000
  and 3,667,000 issued and outstanding respectively                   618             477               367

  Additional paid-in capital on common stock                    1,364,026         700,483           391,093

  Common stock allotted and issued subsequently (nil,
    82,650 and 776,000 respectively)                                    -          61,988           148,000

Preferred Stock, no par value, 10,000,000 shares
  authorized, par value $.0001 per share, none issued                   -               -                 -

Translation Adjustments                                             9,413           3,654                 -
-----------------------------------------------------------------------------------------------------------
                                                                1,374,057         766,602           539,460

Accumulated Deficit                                            (1,152,008)       (707,901)         (150,694)
-----------------------------------------------------------------------------------------------------------
Total Stockholders' Equity                                        222,049          58,701           388,766
-----------------------------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity                        432,703         527,093           604,175
===========================================================================================================

(See accompanying notes)

Information-Highway.com, Inc.
(formerly Florida Venture Fund, Inc.)
Consolidated Statements of Operation

                                                                                                                    Period from
                                                                                                                 October 16, 1996
                                                 Three months ended           Nine months ended      Year ended   (Inception) to
                                                     February 28,                 February 28,         May 31,         May 31,
                                                                                                                 ----------------
                                                 1999           1998            1999          1998      1998            1997
                                              (unaudited)    (unaudited)     (unaudited)   (unaudited)
                                                   $             $                $             $            $             $
Revenues                                         254,853      208,083          752,470      609,782      859,184       145,449
Cost of Revenues                                 176,927      142,029          522,389      416,212      649,584       111,999
-------------------------------------------------------------------------------------------------------------------------------
Gross Profit                                      77,926       66,054          230,081      193,570      209,600        33,450
-------------------------------------------------------------------------------------------------------------------------------

Operating Expenses

       Marketing and sales                        47,412       49,719          142,814      115,831      171,047        24,857
       General and administrative                143,621      128,004          432,613      298,216      450,595       137,867
       Product development                        32,787       36,296           98,761       84,560      145,165        21,420
-------------------------------------------------------------------------------------------------------------------------------
Total Operating Expenses                         223,820      214,019          674,188      498,607      766,807       184,144

-------------------------------------------------------------------------------------------------------------------------------
Net loss                                        (145,894)    (147,965)        (444,107)    (305,037)    (557,207)     (150,694)

-------------------------------------------------------------------------------------------------------------------------------
Historical basic and dilutive net
       loss per share                              (0.03)       (0.03)           (0.04)       (0.07)       (0.14)        (0.10)
-------------------------------------------------------------------------------------------------------------------------------
Weighted average shares used to
       compute basic and historical
       net loss per share                      5,500,000    4,600,000        5,000,000    4,500,000    3,896,000     1,519,000
===============================================================================================================================
Diluted loss per share has not been presented separately as the result is anti dilutive.

(See accompanying notes)

Information-Highway.com, Inc.
(formerly Florida Venture Fund, Inc.)
Consolidated Statements of Stockholders' Equity

                                                                                               Additional
  Information Highway, Inc. - stockholders' equity section             No. of     Par Value     Paid-in
    from October 15, 1996 (Inception) to February 17, 1999             Shares     $0.0001       Capital     Total       Deficit
    (prior to reverse takeover)                                        Issued                      $          $            $
    Balance as at October 15, 1996 (Date of Inception of
      Information Highway, Inc.)                                              -           -           -           -         -

    Issued for cash:
      $0.10 per share pursuant to a subscription
      received in October, 1996                                          15,000           2       1,498       1,500         -

      $0.50 per share pursuant to a subscription
      received in April, 1997                                             1,000           1         499         500         -

    Issued for settlement of debt:
       $0.365 per share agreed price - February, 1997                    24,000           2       8,758       8,760         -
       $0.50 per share - April, 1997                                     45,000           4      22,496      22,500         -

    Issuance of stock in acquisitions of subsidiaries (Note 4):

      At a fair value of $0.10 per share to acquire a
      100% interest in:
        Blue Crow Internet Co. Ltd.                                     125,000          13      12,487      12,500         -
        World-Tel Internet (Toronto) Ltd.                               342,000          34      34,166      34,200         -
        YesIC Communications Inc.                                     3,115,000         311     311,189     311,500         -

    Net loss for the period                                                   -           -           -           -  (150,694)
  ----------------------------------------------------------------------------------------------------------------------------
    Balance as at May 31, 1997                                        3,667,000         367     391,093     391,460  (150,694)

    Issued for cash:
      $0.10 per share pursuant to a private placement                   600,000          60      59,940      60,000         -
      $0.50 per share pursuant to a private placement                   499,000          50     249,450     249,500         -

    Net loss for the year                                                     -           -           -           -  (557,207)
  ----------------------------------------------------------------------------------------------------------------------------
    Balance as at May 31, 1998                                        4,766,000         477     700,483     700,960  (707,901)

    Issued for cash pursuant to two private placements at
    $0.75 per share                                                     797,150          80     597,782     597,862         -

    Issued for services at a fair market value at $0.75 per share        76,500           7      57,368      57,375         -
  ----------------------------------------------------------------------------------------------------------------------------
    Balance as at February 17, 1999, prior to reverse takeover        5,639,650         564   1,355,633   1,356,197  (707,901)
  ============================================================================================================================

(See accompanying notes)

Information-Highway.com, Inc.
(formerly Florida Venture Fund, Inc.)
Consolidated Statements of Stockholders' Equity (continued)

                                                                          Common Stock
                                                           -----------------------------------------
Information-Highway.com, Inc. - capital stock section        No. of                       Additional
     from May 31, 1996 to February 28, 1999                  Shares         Par Value      Paid-in
                                                             Issued          $.0001        Capital         Total       Deficit
                                                                               $              $              $            $
Balance May 31, 1996, 1997, 1998 and prior to
   reverse takeover on February 17, 1999                   1,979,500          198              7,852       8,050       (28,728)
 Reverse takeover adjustments (Note 3)
  Cancellation of shares for no
    consideration                                         (1,659,833)        (166)               166           -             -
  Elimination of deficit                                           -            -            (28,728)    (28,728)       28,728
  Deficit of Information Highway,
    Inc. as at May 31, 1998                                                                                           (707,901)
  Issuance or allotment of shares to effect
    reverse takeover (see table above)                     5,639,650          564          1,355,633   1,356,197             -
  Cost of reverse takeover transaction                             -            -           (100,000)   (100,000)            -
 Shares issued for cash pursuant to a private
   placement at $0.75 per share                               15,000            1             11,249      11,250             -
 Shares issued pursuant to stock options
   exercised at $0.75 per share                               27,334            3             20,497      20,500             -
 Shares issued pursuant to stock options
   exercised at $0.50 per share                              150,000           15             74,985      75,000             -
 Shares issued for services at a fair market
   value of $0.75 per share                                   16,500            2             12,373      12,375             -
 Shares issued pursuant to warrants
   exercised at $1.00 per share                               10,000            1              9,999      10,000             -
Net loss for the year                                                                                                 (444,107)
------------------------------------------------------------------------------------------------------------------------------
Balance as at February 28, 1999                            6,178,151          618          1,364,026   1,364,644    (1,152,008)
==============================================================================================================================

(See accompanying notes)

Information-Highway.com, Inc.
(formerly Florida Venture Fund, Inc.)
Consolidated Statements of Cash Flows

                                                                                                       Period from
                                                                                                     October 16, 1996
                                                           Nine months ended         Year ended       (Inception) to
                                                              February 28,             May 31,            May 31,
                                                                                                     ----------------
                                                           1999           1998           1998              1997
                                                        (unaudited)    (unaudited)
                                                             $              $              $                 $
Cash Flows to Operating Activities
  Net loss                                                 (444,107)    (305,037)      (557,207)         (150,694)
  Adjustments to reconcile net loss to cash
   Depreciation and amortization                             41,717       44,835         57,611            14,335
   Amortization of goodwill                                 119,811      119,811        159,745            44,900
   Royalty expenses settled by issuing shares                     -            -              -            20,696
  Change in non-cash working capital items
   (Increase) decrease in accounts receivable               (12,202)       2,671         (2,814)               83
   (Increase) decrease in prepaid expenses                   (3,580)       1,284          2,275            (5,037)
   Increase (decrease) in accounts payable                    4,046      (23,945)       147,133            18,199
   Increase (decrease) in unearned revenue                        -        1,190         (4,495)            4,495

---------------------------------------------------------------------------------------------------------------------
Net Cash Used in Operating Activities                      (294,315)    (159,191)      (197,752)          (53,023)
---------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities
  Common stock issued net of reverse takeover costs         601,697      184,550        223,488           150,000
  Increase (decrease) in advances from
   affiliated companies                                    (239,542)      58,735        119,094            (7,043)
  Increase (decrease) in advances from directors            (22,242)      (7,554)        (8,749)            1,898

---------------------------------------------------------------------------------------------------------------------
Net Cash from Financing Activities                          339,913      235,731        333,833           144,855
---------------------------------------------------------------------------------------------------------------------
Cash Flows to Investing Activities
  Increase in capital assets acquired                        (3,831)     (78,449)      (108,983)          (66,560)
  Acquisition of subsidiaries (Note 4)                            -            -              -           (20,325)

---------------------------------------------------------------------------------------------------------------------
Net Cash to Investing Activities                             (3,831)     (78,449)      (108,983)          (86,885)
---------------------------------------------------------------------------------------------------------------------
Translation Adjustments                                       5,759       (5,214)         3,654                 -
---------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash during the period                47,526       (7,123)        30,752             4,947

Cash - beginning of period                                   35,699        4,947          4,947                 -
---------------------------------------------------------------------------------------------------------------------
Cash (deficiency) - end of period                            83,225       (2,176)        35,699             4,947
=====================================================================================================================
Non-Cash Financing Activities
  The Company issued 3,582,000 shares at
  a deemed value of $0.10 per share to acquire
  subsidiaries (Note 4)                                           -            -              -           358,200
  The Company issued 69,000 shares to
  settle debts                                                    -            -              -            31,260

---------------------------------------------------------------------------------------------------------------------
                                                                  -            -              -           389,460
=====================================================================================================================
Supplemental cash flow information:
  Cash paid for interest                                      5,786          294              -                 -
  Cash paid for income taxes                                      -            -              -                 -
=====================================================================================================================

(See accompanying notes)

Information-Highway.com, Inc.
(formerly Florida Venture Fund, Inc.)
Notes to Consolidated Financial Statements


1. Nature of Operations, Reorganization and Continuance of Business

   Florida Venture Fund, Inc. (the "Company" or "FVFI") was incorporated December 5, 1988 in the state of Florida. The Company has the authority to issue 50,000,000 common shares of $.0001 par value. The Company may transact any and all lawful business for which corporations may be incorporated under the Florida General Corporation Act.

   During 1997, the Company's common stock was submitted for quotation on the OTC Bulletin Board System and was assigned the trading symbol FVFL.

   From incorporation to February 17, 1999 the Company did not engage in any business activity other than initial organization, initial financing and some business investigation activities.

   Pursuant to a letter agreement dated February 17, 1999, the Company completed an Agreement and Plan of Reorganization with Information Highway, Inc., herein "IHI", whereby a business combination was completed and all of the outstanding common stock of Information Highway, Inc. was, or will be, exchanged for common shares of the Company representing a change of control of the Company by way of reverse takeover, see Note 3. As part of the Plan of Reorganization the Company's name was changed to Information-Highway.com, Inc.

   IHI was incorporated in the State of Washington on October 15, 1996. See Note 4 regarding IHI's acquisition of three Canadian operating subsidiaries in the business of providing access to the Internet and providing services, including on-line publishing, to individual and corporate subscribers.

   IHI emerged from being a development stage company during its fiscal year ended May 31, 1998. In a development stage company, management devoted most of its activities to establishing the business. Planned principal activities have started producing significant revenues, however, the Company has experienced start-up losses from October 15, 1996 (Inception) to February 28, 1999 totalling $1,152,008 and has a working capital deficit as at February 28, 1999 of $104,204. There is risk that the Company's ability to continue as a going concern could be in jeopardy based on these factors. The ability of the Company to continue as a going concern is dependent upon its successful efforts to raise additional equity financing, and further develop the market for its products and services.


2. Significant Accounting Policies

   Consolidated Financial Statements

   These consolidated financial statements include the accounts of the Company and its wholly owned US subsidiary, Information Highway, Inc. which owns three consolidated, wholly-owned, Canadian subsidiaries, see Note 4. As IHI was the acquirer in a reverse takeover business combination culminating on February 17, 1999 the business of IHI will be the business reported for all comparative purposes, including the statements of operations and cash flows. See Note 3 for a discussion on this business combination and reverse takeover accounting.

   Estimates and Assumptions

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and accompanying notes. Actual results could differ from those estimates.

   Reclassification

   Certain amounts in the financial statements have been reclassified to be consistent and comparable from year-to-year.

   Cash and Cash Equivalents

   Cash and cash equivalents include cash on hand, in banks and all highly liquid investments with a maturity of three months or less when purchased.

   Concentration of Credit Risk

   The Company does not have any concentrations of credit risk as the majority of its customers prepay for services. For those instances when credit is extended it is based on an evaluation of the customer's financial condition, and generally collateral is not required. The Company does not have any customers that account for in excess of 10% of income.

   The Company places its temporary cash investments with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution.

   Property and Equipment

   Property and equipment are recorded at cost. Depreciation is computed utilizing the declining balance method over an estimated useful life of the related asset category. Computer equipment and software and production equipment is depreciated at 30% per annum and furniture and office equipment at 20%. Leasehold improvements are amortized over ten years utilizing the straight-line method.

   Long-Lived Assets

   The Company evaluates the recoverability of its long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 121 "Accounting for the Impairment of Long-Lived Assets".

   Goodwill is a long-lived asset representing the excess of purchase consideration over fair market value of net identifiable assets acquired, and is amortized on a straight-line basis over its estimated useful life. Goodwill is evaluated in each reporting period to determine if there were events or circumstances which would indicate a possible inability to recover the carrying amount. Such evaluation is based on various analyses including undiscounted future cash flows which necessarily involves significant management judgement.

   Financial Instruments

   The fair value of the Company's current assets and current liabilities were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The Company operates in Canada and virtually all of its assets and liabilities are giving rise to significant exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company's operations that arise from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

   Revenue Recognition and Deferred Revenues

   Revenue consists of the provision of Internet dial-up services, banner advertisements, web-site development and hosting and E-Commerce revenue sharing with various Internet partners.

   Revenue is recognized at the time services are provided. All related costs are recognized in the period in which they occur. Customers deposits for Internet dial-up services to be provided in the future are treated as deferred revenues.

   Cost of Revenue

   Cost of revenue consists primarily of the cost of serving the Company's Internet dial-up service customers and the cost of developing web-sites for customers. Cost associated with above revenue generating activities consists of salaries for technical support and customer service, depreciation of Internet dial-up and web-site hosting equipment, license fees, equipment leasing costs, telephone line costs and rent to house equipment and staff directly involved in serving customers.

   Product Development Costs

   Product development costs consist of expenses incurred by the Company in the development and creation of its Executive Site /TM/ Web-Site. Product development costs include compensation and related expenses for programmers, depreciation of computer hardware and software, rent, telephone and costs Web-Site. Product development costs include compensation and related expenses for programmers, depreciation of computer hardware and software, rent, telephone and costs incurred in developing features and functionality of the service. Product development costs are expensed as incurred.

   Accounting for Stock-Based Compensation

   SFAS No. 123, "Accounting for Stock-Based Compensation," requires that stock awards granted subsequent to January 1, 1995, be recognized as compensation expense based on their fair value at the date of grant. Alternatively, a company may account for granted stock awards under Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and disclose pro forma income amounts which would have resulted from recognizing such awards at their fair value. The Company has elected to account for stock-based compensation expense under APB No. 25 and make the required pro forma disclosures for compensation expense (see Note 7).

   Foreign Exchange

   All of the Company's Canadian operating subsidiaries are operationally and financially independent of the parent and are considered self-sustaining. As such, the current rate method is used whereby assets and liabilities are translated into United States dollars at exchange rates in effect at the balance sheet dates. Shareholders' equity accounts are translated using historical exchange rates. Income and expense items are translated at average exchange rates for the periods. Accumulated net translation adjustments are included as a separate component of shareholders' equity.

   Current monetary assets and liabilities of the Company which are denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet dates. Revenues and expenses are translated at rates of exchange prevailing on the transaction dates. Exchange gains or losses on the realization of current monetary assets and the settlement of current monetary liabilities are recognized currently to operations.

   Income Taxes

   The Company has adopted the provisions of Financial Accounting Standards Board Statement No. 109 (SFAS 109), Accounting for Income Taxes. SFAS 109 requires that deferred taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. At the date of adoption of SFAS 109, there was no material effect on the Company's financial statements.

   Pursuant to SFAS 109 the Company is required to compute tax asset benefits for net operating loss carry forwards. Potential benefit of net operating losses has not been recognized in the financial statements because the Company cannot be assured that it is more likely than not that it will utilize the net operating loss carry forwards in future years.

   The Company's Canadian subsidiaries have Canadian tax losses of $207,000 to offset future years Canadian taxable income. These losses expire as follows:

                                       $

                              2003        3,000
                              2004       66,000
                              2005      138,000

   The Company and the Company's US subsidiary have US tax losses of $347,000 to offset future years US taxable income. These losses expire as follows:

                                       $

                              2012       61,000
                              2013      286,000

   The components of the net deferred tax asset, the statutory tax rate, the effective tax rate and the elected amount of the valuation allowance are scheduled below:

                                                            1998        1997
                                                              $           $
   Net Combined Operating Losses                           424,000     127,000
   Statutory Combined Canadian and US Tax Rate               37%         32%
   Effective Tax Rate                                            -           -
   Deferred Tax Asset                                      157,000      40,000
   Valuation Allowance                                    (157,000)    (40,000)

   Net Deferred Tax Asset                                        -           -
                                                         ----------------------

   Basic and Diluted Net Income (Loss) per Share

   The Company computes net income (loss) per share in accordance with SFAS No. 128, "Earnings per Share" (SFAS 128). SFAS 128 requires presentation of both basic an diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including stock options, using the treasury stock method, and convertible preferred stock, using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential common shares if their effect is anti dilutive.

   New Accounting Pronouncements

   Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130 (SFAS 130), Reporting Comprehensive Income. This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income is the same as net income for all periods presented.

   Effective January 1, 1998, the Company adopted Statement of Accounting Standards No. 131 (SFAS 131), Disclosures about Segments of an Enterprise and Related Information. This statement requires the Company to report income/loss, revenue, expense and assets by business segment including information regarding the revenues derived from specific products and services and about the countries in which the Company is operating. The Statement also requires that the Company report descriptive information about the way that operating segments were determined, the products and services provided by the operating segments, differences between the measurements used in reporting segment information and those used in the Company's general-purpose financial statements and changes in the measurement of segment amounts from period to period. As noted above this statement establishes standards for reporting and display and has no material effect on the Company's financial condition or results of operations.

   In February 1998, the FASB issued Statement of Financial Accounting Standards No. 132 (SFAS 132), Employers' Disclosures about Pensions and other Post Retirement Benefits. This statement standardizes the disclosure requirements for pension and other post retirement benefits. The Company typically does not offer the types of benefit programs that fall under the guidelines of this statement.

   In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities. This statement establishes accounting and reporting standards for derivative instruments and requires recognition of all derivatives as assets or liabilities in the statement of financial position and measurement of those instruments at fair value. The statement is effective for fiscal years beginning after June 15, 1999. The Company does not have any derivative instruments and has not entered into any hedging activities.


3. Business Combination

   Pursuant to an Agreement and Plan of Reorganization entered into on February 17, 1999 and completed on February 23, 1999 between the Company, Information Highway, Inc. ("IHI") and certain shareholders of IHI, the Company acquired 3,235,000 common shares of IHI out of a total of 5,639,650 issued and outstanding common shares in exchange for 3,235,000 common shares of the Company. It is the Company's intention to complete the exchange of shares of its common stock for the remaining and outstanding common shares of IHI on a one for one basis. As of August 23, 1999, 2,225,150 of the 2,404,650 IHI shares had been exchanged for the same number of Company shares. In total, to August 23, 1999, 97% of IHI shares had been exchanged. The Company has allotted 179,500 shares in anticipation of the remaining shares of IHI being exchanged. As part of the Agreement and Plan of Reorganization the Company caused 1,659,833 of its 1,979,500 common shares that were issued and outstanding, prior to the closing, to be cancelled and assumed the obligations of IHI to issue common shares pursuant to warrants and stock options issued by IHI. IHI paid $100,000 to the controlling shareholder of the Company to effect the Agreement and Plan of Reorganization including the cancellation of 1,659,833 shares.

   For accounting purposes the acquirer is IHI, as 95% of the issued and outstanding common shares of the Company are owned by the shareholders of IHI and the entire Board of Directors of the Company is now comprised of the entire Board of Directors of IHI. As IHI is the legal subsidiary of the Company the nature of the business combination is a reverse takeover whereby the control of the Company is acquired by IHI and the consolidated financial statements are issued under the name of the Company but is a continuation of IHI and not the Company. The legal capital structure remains that of the Company but the shareholders' equity of IHI has replaced the shareholders' equity of the Company. Similarly, the Company's income statements and statements of cash flows represent a continuation of IHI's consolidated financial statements.

   The accounting treatment of the reverse takeover is based on the following consideration that was paid to shareholders of the Company:

                                                                         $
     Cash paid to the controlling shareholder of FVFI                   100,000
     Net liabilities of FVFI assumed at book value                            -
     Value attributed to the 319,667 shares of FVFI not cancelled             -
                                                                       --------
                                                                        100,000
                                                                       ========

   The $100,000 payment to the controlling shareholder of FVFI has been treated, for accounting purposes, as a reduction of additional paid in capital and not as goodwill as the nature of the transaction was for IHI to obtain a listing on the OTC Bulletin Board by way of reverse takeover. The cost is associated with publicly listing shares and not with any business associated with FVFI.


4. Business acquisitions

   On December 11, 1996, the Company acquired 100% of Blue Crow and on February 23, 1997 the Company acquired 100% of World-Tel and YesIC. See Note 1 regarding nature of their business. The acquisitions were accounted for using the purchase method of accounting for business combinations. The Company issued 3,582,000 common shares at a deemed fair market value of $0.10 per share and US$27,380 as cash consideration for all three acquisitions. In total, the Company assumed net liabilities of $93,663. The excess of the purchase price over the fair market value of net liabilities assumed, totalling $479,243 was allocated to goodwill. Details of liabilities assumed and assets acquired are as follows:

                                                                          $
   (i)   Consideration

                 Capital stock issued (3,582,000 at $.10)               358,200
                 Cash paid                                               27,380
   ----------------------------------------------------------------------------
                                                                        385,580
   ----------------------------------------------------------------------------
   (ii)  Net liabilities assumed
             Liabilities assumed
                 Accounts payable                                        43,080
                 Loans from directors                                    37,853
                 Loans from affiliated companies                        127,491
   ----------------------------------------------------------------------------
                                                                        208,424
   ----------------------------------------------------------------------------
         Assets acquired
            Cash received in combination                                 (7,055)
            Accounts receivable                                          (1,711)
            Capital assets                                             (105,995)
   ----------------------------------------------------------------------------
                                                                       (114,761)

         Net liabilities assumed                                         93,663
   ----------------------------------------------------------------------------
   (iii) Excess of costs over book values                               479,243
   ============================================================================

   The excess of costs over book values were allocated to goodwill as there were no other fair market value adjustments to non-monetary assets or other identifiable intangible assets. Goodwill has been capitalized and is being amortized over its estimated useful life of three years. Amortization of $44,900 was charged to operations in 1997 and $159,745 was charged in 1998.


5. Fixed assets

   Fixed assets are stated at cost less accumulated depreciation.
                                                                               1998           1997
                                                           Accumulated       Net Book       Net Book
                                              Cost         Amortization         Value          Value
                                               $                $                $              $
   Computer equipment and software          252,075          79,248            172,827        135,469
   Office furniture and equipment            33,984           7,869             26,115         22,512
   Leasehold improvements                    11,567           1,156             10,411              -
   --------------------------------------------------------------------------------------------------
                                            297,626           88,273           209,353        157,987
   ==================================================================================================
   Depreciation per class of asset:
                                                                                1998           1997
                                                                                  $              $
   Computer equipment and software                                             51,833         12,263
   Office furniture and equipment                                               4,622          2,072
   Leasehold improvements                                                       1,156              -
   -------------------------------------------------------------------------------------------------
                                                                               57,611         14,335
   =================================================================================================

6. Related party balances and transactions

   Amounts owing to the President and director and affiliated companies will not be demanded prior to November 30, 1999, are unsecured and non-interest bearing. The Company intends on repaying a portion of these debts in the next fiscal year.

   The President and director of the Company was also President and director of World-Tel and Chief Executive Officer and director of YesIC prior to their acquisition. (See Note 4).

7. Common Stock Issuances and Related Commitments

   Pursuant to the Agreement and Plan of Reorganization the Company assumed all common stock obligations of IHI as they relate to stock based compensation plans and warrants issued to acquire common shares.

   Private Placements

   IHI approved and completed two private placements of units and issued 812,150 units at $0.75 per unit to raise $609,112. These units were issued between October and December, 1998. Each unit contained one share and one warrant to acquire one additional share at $1.00 if exercised between October and December, 1999. Of the 812,150 warrants issued 10,000 warrants were exercised as at February 28, 1999 for proceeds of $10,000.

   The proceeds of the above private placements were allocated 100% to the common shares issued; no amount was allocated to warrants as the warrant price was set higher than fair market value and there is a one year hold period on these shares and no market for the warrants.

   Stock Option Plan

   On June 30, 1997, and amended on May 21, 1999, IHI reserved 2,500,000 common shares pursuant to a stock option plan. On January 26, 1998 the Company granted stock options to certain directors and employees to acquire 725,000 shares at $0.50 per share expiring January 26, 2003. Stock options granted to certain employees to acquire 145,000 common shares at $0.50 per share were cancelled. Stock options were granted to certain directors, officers and employees to acquire 295,000 common shares at $0.75 per share expiring five years after grant date being between August 14, 2003 and February 23, 2004.

   May 31, 1998

   May 31,         Price  Granted  Cancelled      May 31,           Expiry Date
    1997             $       #                     1998
     #                                               #
       Nil         0.50   725,000  (145,000)       580,000   January 26, 2003
   =======                =======  =========   ===========
   May 31, 1999

   May 31,         Price  Granted  Exercised   February 28,         Expiry Date
    1998             $       #                     1999
     #                                               #

   580,000          0.50        -  (150,000)       430,000   January 26, 2003
         -          0.75  295,000   (27,334)       267,666   August, 2003 to February, 2004
   -------                -------  ---------   -----------
   580,000                295,000  (177,334)       697,666
   =======                =======  =========   ===========

   The options are granted for services provided to the Company. Statement of Financial Accounting Standards No. 123 ("SFAS 123") requires that an enterprise recognize, or at its option, disclose the impact of the fair value of stock options and other forms of stock based compensation in the determination of income. The Company has elected under SFAS 123 to continue to measure compensation cost on the intrinsic value basis set out in APB Opinion No. 25. As options are granted at exercise prices based on the market price of the Company's shares at the date of grant, no compensation cost is recognized. However, under SFAS 123, the impact on net income and income per share of the fair value of stock options must be measured and disclosed on a fair value based method on a pro forma basis.

   The fair value of the employee's purchase rights under SFAS 123, was estimated using the Black-Scholes model with the following assumptions used for grants on January 26, 1998: risk free interest rate was 5.47%, expected volatility of 20%, an expected option life of six months and no expected dividends; and for grants between August 14, 1998 and February 23, 1999, as a group: risk free interest rate was 5.27%, expected volatility of 20%, an expected option life of six months and no expected dividends.

   If compensation expense had been determined pursuant to SFAS 123, the Company's net loss and net loss per share for the years ended May 31, 1998 would have been as follows:

                                  1998        1997
                                   $           $
   Net loss
    As reported                 (557,207)   (150,694)
    Pro forma                   (570,779)   (150,694)

   Basic net loss per share
    As reported                     (.14)       (.10)
    Pro forma                       (.15)       (.10)

8. Commitment

   The Company is committed to making monthly operating lease payments to March 15, 2000 of $1,947 for computer equipment.

9.  Segmented information

    The Company has adopted SFAS No. 131 Disclosure About Segments of an Enterprise and related information.

    The business of the Company is carried on in one industry segment being the provision of access to the Internet and providing services, including on-line publishing, to individual and corporate subscribers.

    The Company operates in one geographic segment, being Canada, located in Vancouver, BC and Toronto, Ontario.

    The Company's head office is in Richmond, BC, Canada. The head office does not conduct any business specifically related to the Internet. Its sole purpose is to provide administration, investor relations services and services relating to being a public company. Included in general and administrative expenses and net loss is $159,031 (1997 - $61,627) relating to such activities. The net loss relating to Internet activities in Canada amounted to $398,176 (1997 - $89,067).


10. Uncertainty Due to the Year 2000 Issue

    The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

                                 EXHIBIT INDEX

Exhibit No.         Description
-----------         --------------------------------------------------
    2.1*            Articles of Incorporation, restated as amended on February
                    23, 1999 and November 1, 1989

    2.2*            Bylaws

    3.1*            Specimen Share Certificate for Common Stock

    3.2*            Form of Warrants

    3.3*            Stock Option Plan

    3.4*            Form of Stock Option Agreement

    3.5             Form of Warrants

    6.1** VPOP Service Agreement between MetroNet Communications and YesIC Communications

    6.2**           Level 3 Communications Terms and Conditions for Delivery of
                    Service

    6.3** ADSL Service Agreement dated August 24, 1999, by and between Bell Atlantic Network Integration, Inc. and Information-Highway.com, Inc.

    8.1* Agreement and Plan of Reorganization between the Company and Information Highway, Inc.

   12.1**           Annual report on Form 10-KSB for the fiscal year ended May
                    31, 1999

   27.1***          Financial Data Schedule

   *                Previously filed.

   ** Incorporated by reference from the Company's annual report on Form 10-KSB for the fiscal year ended May 31, 1999, filed with the Securities and Exchange Commission on October 6, 1999.

   *** Previously filed or incorporated by reference from the Company's annual report on Form 10-KSB for the fiscal year ended May 31, 1999, filed with the Securities and Exchange Commission on October 6, 1999, or incorporated by reference from the Company's quarterly report on Form 10-QSB for the quarterly period ended February 28, 1999, filed with the Securities and Exchange Commission on September 10, 1999.